Form 20-F
period 2025-12-31
SAMFINE CREATION HOLDINGS GROUP Ltd
filed 2026-03-27
CIK 1926792

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Ms. Meifang Chen

Chief Financial Officer

+852 3589 1500

888@1398.cn

At the address of the Company set forth above
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares	SFHG	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

11,300,000 Class A ordinary shares and 9,000,000 Class B ordinary shares,

par value US$0.0000625, as of December 31, 2025.

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

☐ Yes ☐ No

i

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, all references in this annual report to:

●	“Articles” is to the current articles of association of our Company (as amended from time to time);

●	“BVI” are to the British Virgin Islands;

●	“Companies Act” are to the Companies Act (as revised) of the Cayman Islands, as amended, supplemented or otherwise modified from time to time;

●	“Controlling Shareholder” are to Mr. Cheng Wing Wah, Wayne, our executive Director and Chief Executive Officer who is holding 5,203,600 Class A Ordinary Shares and 9,000,000 Class B Ordinary Shares, representing approximately 96.81% of our total voting power as at the date of this report;

●	“COVID-19” are to the Coronavirus Disease 2019;

●	“Europe” are to the European Union, excluding the UK;

●	“Exchange Act” are to the U.S. Securities Exchange Act of 1934, as amended;

●	“Hong Kong” are to the Hong Kong Special Administrative Region of the PRC;

●	“HKD” or “HK$” are to the legal currency of Hong Kong;

●	“IPO” is to the initial public offering of securities of the Company closed on October 16, 2024;

●	“Memorandum” is to the current memorandum of association of our Company (as amended from time to time);

●	“New Achiever” is to New Achiever Ventures Limited, a BVI business company limited by shares incorporated in BVI, a direct wholly-owned subsidiary of the Company;

●	“Ordinary Share(s)” or “Share(s)” are to the Class A ordinary share(s) of SFHG of par value of $0.0000625 per ordinary share as at December 31, 2025 and of par value of $0.0003125 per ordinary share with effect from February 27, 2026 and Class B ordinary share(s) of SFHG of par value of $0.0003125 per ordinary share with effect from February 27, 2026;

●	“our operating subsidiaries” or “operating subsidiaries” are to Samfine HK, Samfine SZ, and Samfine SZ Technology;

●	“our PRC operating subsidiaries” are to Samfine SZ and Samfine SZ Technology;

●	“PRC” or “China” are to the People’s Republic of China, excluding, for the purpose of this annual report, Taiwan;

●	“RMB” are to Renminbi, the legal currency of the PRC;

●	“Samfine HK” is to Samfine Creation Limited, a company incorporated in Hong Kong with limited liability, a directly wholly-owned subsidiary of New Achiever and an indirect wholly-owned subsidiary of the Company and our operating subsidiary in Hong Kong;

●	“Samfine SZ” is to Samfine Printing (Shenzhen) Co., Ltd., a company established in the PRC with limited liability, a directly wholly-owned subsidiary of Samfine HK and an indirect wholly-owned subsidiary of the Company and our operating subsidiary in the PRC;

●	“Samfine SZ Technology” is to Shenzhen Samfine Cloud Printing Technology Limited, a company established in the PRC with limited liability, a directly wholly-owned subsidiary of Samfine SZ and an indirect wholly-owned subsidiary of the Company;

●	“Securities Act” are to the U.S. Securities Act of 1933, as amended;

●	“Shenzhen Factory” are to the production site of Samfine SZ located in Shenzhen, Guangdong Province, the PRC;

●	“UK” are to the United Kingdom;

●	“U.S. dollars” or “US$” or “dollars” are to the legal currency of the United States; and

●	“we,” “us,” “our,” “our Company,” the “Company,” or “SFHG” in this annual report are to Samfine Creation Holdings Group Limited, an exempted company incorporated in the Cayman Islands with limited liability under the Companies Act on January 20, 2022.

We have made rounding adjustments to some of the figures included in this annual report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Unless the context indicates otherwise, all information in this annual report assumes no exercise by the underwriters of their over-allotment option.

SFHG is a holding company with operations conducted in Hong Kong and the PRC through its operating subsidiaries, namely Samfine HK, Samfine SZ, and Samfine SZ Technology. SFHG’s reporting currency is HKD. This annual report contains translations of HKD into U.S. dollars solely for the convenience of the reader. Unless otherwise noted, all translations from HKD to U.S. dollars and from U.S. dollars to HKD in this annual report were calculated at the noon buying rate of US$1 = HK$7.7833 on December 31, 2025, as published in H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that the HKD or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or HKD, as the case may be, at any particular rate or at all.

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

3.C. Reason for the Offer and Use of Proceeds

Not applicable.

3.D. Risk Factors

An investment in our Class A Ordinary Shares, you should consider carefully the risks described below, together with all of the other information set forth in this annual report, including the section titled “Operating and financial review and prospects” and our consolidated financial statements and related notes. If any of these risks actually occurs, our operating subsidiaries’ business, financial condition, results of operations, or cash flow could be materially and adversely affected, which could cause the trading price of our Class A Ordinary Shares to decline, resulting in a loss of all or part of your investment. The risks described below and discussed in other parts of this annual report are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also affect our operating subsidiaries business. You should only consider investing in our Class A Ordinary Shares if you can bear the risk of loss of your entire investment.

Risks Related to Doing Business in the PRC and Hong Kong

Although the audit report included in this annual report is prepared by U.S. auditors who are subject to inspections by the PCAOB, there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in our Class A Ordinary Shares may be prohibited under the HFCA Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities.

As an auditor of companies that are registered with the SEC and publicly traded in the United States and a firm registered with the PCAOB, our auditor is required under the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. Although PCAOB currently has access to inspect firms in mainland China and Hong Kong, this depends on continued PRC cooperation. We have operations in mainland China, so if access is restricted in the future, we could face “non-inspection” years under the HFCA Act, potentially leading to trading prohibitions or delisting of our Class A Ordinary Shares from U.S. exchanges.

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

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements in the HFCA Act. On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The final amendments require any identified registrant to submit documentation to the SEC establishing that the registrant is not owned or controlled by a government entity in the public accounting firm’s foreign jurisdiction, and also require, among other things, disclosure in the registrant’s annual report regarding the audit arrangements of, and government influence on, such registrants. Under the HFCA Act, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in our Class A Ordinary Shares being delisted.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, and thus, would reduce the time before our Class A Ordinary Shares may be prohibited from trading or delisted.

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

On December 16, 2021, the PCAOB issued a report on its determinations that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions. The PCAOB made its determinations pursuant to PCAOB Rule 6100. The report further listed in its appendix A and appendix B, registered public accounting firms subject to the mainland China determination and registered public accounting firms subject to the Hong Kong determination, respectively. Our auditor, FundCertify CPA Professional Corporation, is headquartered in Cary, North Carolina, and did not appear as part of the report under the lists in its appendix A or appendix B.

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

On December 29, 2022, the Consolidated Appropriations Act was signed into law by President Biden, which contained, among other things, an identical provision to Accelerating Holding Foreign Companies Accountable Act and amended the Holding Foreign Companies Accountable Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, and thus, reduced the time before our Class A Ordinary Shares may be prohibited from trading or delisted.

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

On August 26, 2022, the CSRC, the MOF, and the PCAOB signed the Protocol, which is a specific accountable framework. The Protocol remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. There can be no assurance that we will be able to comply with requirements imposed by U.S. regulators if any component of our auditor’s work papers become located in mainland China in the future. Delisting of our Class A Ordinary Shares would force holders of our Class A Ordinary Shares to sell their Class A Ordinary Shares. The market price of our Class A Ordinary Shares could be adversely affected as a result of anticipated negative impacts of these executive or legislative actions upon, regardless of whether these executive or legislative actions are implemented and regardless of our actual operating performance.

Regulatory developments in the PRC may subject us to additional regulatory review, and additional disclosure requirements and regulatory scrutiny to be adopted by the SEC in response to risks related to recent regulatory developments in the PRC may impose additional compliance requirements for companies like us with operations in Hong Kong and the PRC, all of which could increase our compliance costs, subject us to additional disclosure requirements. The SEC’s Cross-Border Task Force (established 2025) and ongoing HFCAA requirements continue to pose audit and disclosure risks for China and HK-based issuers.

Ongoing regulatory developments in the PRC, in particular with respect to restrictions on China-based companies raising capital offshore, may lead to additional regulatory review in the PRC over our financing and capital raising activities in the United States. In addition, we may be subject to industry-wide regulations that may be adopted by the relevant PRC authorities, which may have the effect of limiting our service offerings, restricting the scope of our operations in Hong Kong and in Mainland China, or causing the suspension or termination of our business operations in Hong Kong and Mainland China entirely, all of which will materially and adversely affect our business, financial condition and results of operations. We may have to adjust, modify, or completely change our business operations in response to adverse regulatory changes or policy developments, and we cannot assure you that any remedial action adopted by us can be completed in a timely, cost efficient, or liability-free manner or at all or at all.

In response to PRC regulatory developments, the SEC has historically required enhanced disclosures from China and HK-based issuers. We cannot assure that our HK and PRC subsidiaries will not face tightened regulatory review or government interference from either the PRC or U.S. authorities.

We may become subject to a variety of PRC laws and other obligations regarding data protection and security offerings that are conducted overseas and/or foreign investment in China-based issuers, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations and may hinder our ability to offer or continue to offer Class A Ordinary Shares to investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless.

The PRC Data Security Law (effective in 2021) requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security.

The PRC authorities continue strengthening cross-border oversight of overseas-listed China-based companies per 2021 Opinions, including enhanced supervision and extraterritorial application of PRC securities laws.

Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.

Our PRC operating subsidiaries are required under PRC laws and regulations to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of its employees up to a maximum amount specified by the local government from time to time at locations where each of our PRC operating subsidiaries operate its businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in the PRC given the different levels of economic development in different locations. We have not adequately paid social insurance and housing provident fund contributions for our employees. According to the Social Insurance Law of the People’s Republic of China, we may be ordered to pay the outstanding social insurance contributions within a prescribed deadline and liable for a late payment fee equal to 0.05% of the outstanding amount for each day of delay. Further, we may be liable for a fine of one to three times the amount of the outstanding contributions, provided that we still fail to pay the outstanding social insurance contributions within the prescribed deadline. In addition, according to the Regulations on the Administration of Housing Provident Fund, we may be ordered by the Housing Accumulation Fund Management Center to deposit the outstanding funds within a time limit. If we fail to deposit such amounts within the time limit, the Center may petition a people’s court to enforce the payment. As of the date of the annual report, we are not aware of any action, claim, investigation or penalties being conducted or threatened by any government authorities. However, if we are fined or otherwise penalized by government authorities due to our failure to adequately pay social insurance or compulsorily enforced by a people’s court due to our failure to adequately pay housing provident fund contributions for our employees, our financial condition and results of operations may be materially adversely affected.

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

U.S. public companies with substantially all operations in the PRC (including in Hong Kong) continue facing SEC/PCAOB scrutiny despite 2022 audit agreement. The SEC’s 2025 Cross-Border Task Force maintains heightened review of our disclosures and operations.

The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Hong Kong subsidiary.

The Hong Kong National Security Law (effective 2020) prohibits secession, subversion, terrorism, and collusion with foreign entities, potentially limiting our subsidiary’s operations. U.S. Hong Kong Autonomy Act authorizes sanctions against individuals/entities contributing to Hong Kong autonomy erosion, which could materially affect our business, financial condition and results of operations if applied.

If we become subject to the regulatory scrutiny involving U.S.-listed China-based companies, we may have to incur significant investigation and defense costs harming our operating subsidiaries’ business operations, this offering and our reputation.

U.S. public companies with substantially all operations in the PRC (including in Hong Kong) continue facing investor and regulatory scrutiny regarding financial reporting, internal controls and corporate governance practices. Such sector-wide attention could require us to expend significant resources on investigations or defense, distracting management and adversely affecting our business operations and share price, even if allegations prove unfounded.

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

Part of our operations are conducted in the PRC. Accordingly, our financial condition and results of operations are affected to a significant extent by economic, political and legal developments in the PRC or changes in government relations between China and the U.S. or other governments. There is significant uncertainty about the future relationship between the U.S. and China with respect to trade policies, treaties, government regulations and tariffs.

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

The PRC government provided new guidance on China-based companies raising capital outside of China, including through VIE arrangements. In light of such developments, the SEC has imposed enhanced disclosure requirements on China-based companies seeking to register securities with the SEC. As part of our operations are based in the PRC, any future Chinese, U.S. or other rules and regulations that place restrictions on capital raising or other activities by China based companies could adversely affect our business and results of operations. If the business environment in the PRC deteriorates from the perspective of domestic or international investment, or if relations between the PRC and the U.S. or other governments deteriorate, the PRC government may intervene with our operations and our business in the PRC and the U.S., as well as the market price of our Class A Ordinary Shares, may also be adversely affected.

There are political risks associated with conducting business in Hong Kong.

Any adverse economic, social and/or political conditions, material social unrest, strike, riot, civil disturbance or disobedience, as well as significant natural disasters, may affect the market and may adversely affect Samfine HK’s business operations. Hong Kong is a Special Administrative Region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, namely, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems.” However, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. Since the operation of our HK subsidiary, Samfine HK, is based in Hong Kong, any change of such political arrangements may pose immediate threat to the stability of the economy in Hong Kong, thereby directly and adversely affecting Samfine HK’s results of operations and financial position.

Under the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China, Hong Kong is exclusively in charge of its internal affairs and external relations, while the government of the PRC is responsible for its foreign affairs and defense. As a separate customs territory, Hong Kong maintains and develops relations with foreign states and regions. The Hong Kong National Security Law and U.S. Hong Kong Autonomy Act (HKAA) have prompted U.S. concerns over Hong Kong’s autonomy, authorizing sanctions against individuals and entities undermining it, and potentially removing Hong Kong’s preferential trade status. The United States may impose the same tariffs and other trade restrictions on exports from Hong Kong that it places on goods from mainland China. These and other recent actions may represent an escalation in political and trade tensions involving the U.S., the PRC, and Hong Kong, which could potentially harm Samfine HK’s business.

Given the relatively small geographical size of Hong Kong, any of such incidents may have a widespread effect on Samfine HK’s business operations, which could in turn adversely and materially affect our business, results of operations and financial condition. It is difficult to predict the full impact of the HKAA on Hong Kong and companies with operations in Hong Kong like Samfine HK. Furthermore, legislative or administrative actions in respect of China-U.S. relations could cause investor uncertainty for affected issuers, including us, and the market price of our Class A Ordinary Shares could be adversely affected.

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

Tariffs could increase the cost of the goods and products which could affect customers’ investment decisions. In addition, political uncertainty surrounding international trade disputes and the potential of their escalation to trade war and global recession could have a negative effect on customer confidence, which could materially and adversely affect our operating subsidiaries’ business. Our operating subsidiaries may also have access to fewer business opportunities, and their operations may be negatively impacted as a result. In addition, the current and future actions or escalations by either the United States or the PRC that affect trade relations may cause global economic turmoil and potentially have a negative impact on our operating subsidiaries’ markets, business, or results of operations, as well as the financial condition of our operating subsidiaries’ customers. We cannot provide any assurances as to whether such actions will occur or the form that they may take.

Fluctuations in exchange rates could have a material and adverse effect on our operating subsidiaries’ results of operations and the value of your investment.

Our reporting currency is HKD, and foreign currencies are converted into HKD for financial reporting purposes. Our operating subsidiaries’ sales are denominated mainly in HKD and RMB. The purchase of paper, being the major raw materials, was mainly denominated in HKD and RMB while the production costs like labor costs and overheads expenses for Samfine SZ were principally denominated in RMB. Our operating subsidiaries are therefore exposed to the exchange rate risk on HKD against RMB. To date, we and our operating subsidiaries have not adopted any hedging policy against foreign exchange fluctuations. We and our operating subsidiaries cannot predict the future exchange rate fluctuations and in the event of any significant change in the exchange rates among HKD and RMB, our operating subsidiaries’ financial condition and results of operations may be affected. Any appreciation of the RMB may lead to an increase in our operating subsidiaries’ manufacturing costs if they are unable to pass on such additional costs to their customers. This may, in turn, affect our operating subsidiaries’ competitiveness against competitors outside the PRC.

In addition, significant revaluation of the RMB may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars we receive from this offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our Class A Ordinary Shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. Also, appreciation or depreciation in the value of the RMB relative to U.S. dollars would affect our financial results reported in U.S. dollar terms regardless of any underlying change in our operating subsidiaries’ business or results of operations.

Although the exchange rate between HKD and U.S. dollar has been pegged since 1983, we cannot assure you that the HKD will remain pegged to the U.S. dollar. Any significant fluctuations between HKD and U.S. dollars may have a material adverse effect on our operating subsidiaries’ revenue and financial condition. For example, to the extent that we are required to convert U.S. dollars we receive from this offering into HKD for our operations, fluctuations in the exchange rates between HKD and U.S. dollar would have an adverse effect on the amounts we receive from the conversion. We have not used any forward contracts, futures, swaps or currency borrowings to hedge our exposure to foreign currency risk.

Changes in the PRC’s economic, political or social conditions or government policies could have a material adverse effect on our operating subsidiaries businesses and operations.

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

While the Chinese economy has experienced significant growth over past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been recently slowing. Any adverse changes in economic conditions in the PRC, in the policies of the PRC government or in the laws and regulations in the PRC could have a material adverse effect on the overall economic growth of the PRC. Such developments could materially and adversely affect our operating subsidiaries’ business and operating results, lead to a reduction in demand for our operating subsidiaries’ services and adversely affect their competitive position. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on our operating subsidiaries. For example, our operating subsidiaries’ financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past, the PRC government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in the PRC, which may materially and adversely affect our operating subsidiaries’ business and operating results.

Failure to comply with the Individual Foreign Exchange Rules relating to the overseas direct investment or the engagement in the issuance or trading of securities overseas by our Chinese resident shareholders may subject such shareholders to fines or other liabilities.

Other than Circular 37, our ability to conduct foreign exchange activities in the PRC may be subject to the interpretation and enforcement of the Implementation Rules of the Administrative Measures for Individual Foreign Exchange (as amended and supplemented, the “Individual Foreign Exchange Rules”) and the Foreign Exchange Administration Regulations of the PRC. Under the Individual Foreign Exchange Rules and the Foreign Exchange Administration Regulations, any Chinese individual seeking to make a direct investment overseas or engage in the issuance or trading of negotiable securities or derivatives overseas must make the appropriate registrations in accordance with SAFE provisions. Chinese individuals who fail to make such registrations may be subject to warnings, fines or other liabilities.

We may not be fully informed of the identities of all our beneficial owners who are Chinese residents. For example, because the investment in or trading of our Class A Ordinary Shares will happen in an overseas public or secondary market where shares are often held with brokers in brokerage accounts, it is unlikely that we will know the identity of all of our beneficial owners who are Chinese residents. Furthermore, we have no control over any of our future beneficial owners and we cannot assure you that such Chinese residents will be able to complete the necessary approval and registration procedures required by the Individual Foreign Exchange Rules.

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

Our PRC subsidiaries are subject to PRC laws, rules, and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value.

PRC laws have enhanced foreign investment protections but remain restrictive and are continually evolving, as more fully described under “Regulation — Regulations Relating to Foreign Investment.” The PRC has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in the PRC. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties and can be inconsistent and unpredictable.

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

We may use transfer pricing arrangements to account for business activities between us and our Controlling Shareholder, the different entities within our consolidated group, or other related parties. We cannot assure you that the tax authorities in the jurisdictions where we operate would not subsequently challenge the appropriateness of our transfer pricing arrangements or that the relevant regulations or standards governing such arrangements will not be subject to future changes. If a competent tax authority later finds that the transfer prices and the terms that we have applied are not appropriate, such authority may require us or our subsidiaries to re-assess the transfer prices and re-allocate the income or adjust the taxable income. Any such reallocation or adjustment could result in a higher overall tax liability for us and may adversely affect our business, financial condition, and results of operations.

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

Moreover, pursuant to the PRC Foreign Exchange Regulations, RMB is, in general, freely convertible for payment under current account items such as foreign exchange transactions relating to trading, services and payment of dividend, but not for payment under capital account items including capital transfer, direct investment, securities investment, derivative products or loan, except with prior approval granted by the SAFE. The payment of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, approval from, registration or filing with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of the PRC to pay capital expenses such as the repayment of loans denominated in foreign currencies. Foreign-Invested enterprises established in the PRC, through providing certain documents (such as the board resolution and tax registration permit), can purchase foreign exchange for dividend payments, trading or services without the approval from the SAFE. The PRC government may also from time to time impose controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits. Furthermore, if our PRC subsidiaries, incur debt on its own in the future, the instrument governing the debt may restrict its ability to pay dividends or make other payments.

Any limitation on the ability of our Hong Kong and PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Risks Related to Our Operating Subsidiaries’ Business and Industry

Our operating subsidiaries are dependent on the demand from their customers as they do not enter into any long-term contracts, and their sales may fluctuate based on customer purchase patterns.

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

Our operating subsidiaries rely on Hong Kong-based book traders whose customers are located in the international markets, particularly the U.S. and Europe, and our operations may be materially adversely affected by changes in these markets.

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

We derive a significant portion of our revenues from a few major customers. For the year ended December 31, 2025, three customers accounted for approximately 27.2%, 22.1% and 22.1% of our total revenue, respectively. For the year ended December 31, 2024, three customers accounted for approximately 27.9%, 25.8% and 23.6% of our total revenue, respectively. There are inherent risks whenever a large percentage of total revenues are concentrated with a limited number of customers. It is not possible for us to predict the future level of demand for our products that will be generated by these customers or the future demand for our products by these customers in the end-user marketplace. If any of these customers experience declining or delayed sales due to market, economic or competitive conditions, we could be pressured to reduce our prices or they could decrease the purchase quantity of our products, which could have an adverse effect on our margins and financial position, and could negatively affect our revenues and results of operations. If any one of our largest customers terminates the purchase of our products, such termination would materially negatively affect our revenues, results of operations and financial condition.

Our operating subsidiaries’ business is substantially dependent on our relationship with our major suppliers. Changes or difficulties in our relationships with our suppliers may harm our business and financial results.

Our business is substantially dependent on our relationship with our major suppliers. We consider major suppliers in each period to be those suppliers that accounted for more than 10% of overall purchases in such period. For the year ended December 31, 2025, no vendor accounted for more than 10% of our total purchases. For the year ended December 31, 2024, one vendor accounted for approximately 18.7% of our total purchases. We generally do not enter into any long-term agreements with our suppliers. Accordingly, there is no assurance that our operating subsidiaries can maintain stable and long-term business relationships with any supplier. Failure to maintain existing relationships with the suppliers or to establish new relationships in the future could negatively affect our operating subsidiaries’ ability to obtain goods sold to customers in a price advantage and timely manner. If our operating subsidiaries are unable to obtain ample supply of goods from existing suppliers or alternative sources of supply, our operating subsidiaries may be unable to satisfy the orders from its customers, which could materially and adversely affect our business, results of operations and financial condition.

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

Our operating subsidiaries face challenges from new forms of information dissemination along with the increased digitalization of information, technological advancements in publishing and the increased popularity of the use of electronic media. As the Internet becomes easily accessible, on the one hand, personal electronic devices such as desktop computers, laptop computers, mobile phones, electronic readers and tablets become more common, on the other hand, both the supply of and demand for electronic information may impact the demand for printed products. If consumers’ preferences and trends keep shifting towards electronic media and platforms, and the popularity and sales of electronic products such as e-book readers and tablet devices stay on the increasing trend, our operating subsidiaries’ customers, namely book traders whose clients’ publications cover various sectors, may decide to transfer or increase distribution of their contents on digital mediums and reduce the usage of print media. In such event, our operating subsidiaries’ business, financial condition and results of operations may be materially and adversely affected.

Failure to adapt to technological developments in the printing industry may reduce our operating subsidiaries’ competitiveness.

Constant refinements to offset printing presses and related machinery as well as the introduction of new technologies are continuously improving the quality, productivity, safety, speed, reliability and energy efficiency within the printing industry. The ability to print faster and more cost-effectively offers printing service providers a competitive edge. Technological improvements and increases in the level of automation, not only in the printing process but also in the pre-press and post-press production stages, not only offer printing service providers cost savings on raw materials, time and labor, but also reduce human error while enhancing the quality of products. For the years ended December 31, 2025 and 2024, our operating subsidiaries have continuously upgraded their production facilities. However, in the event that our operating subsidiaries are not able to upgrade their technologies to meet customers’ demands, their business and results of operations may be adversely affected.

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

Our operating subsidiaries’ business and results of operations and cash flows fluctuate significantly from period to period. We generally record a relatively lower revenue in the first quarter of each calendar year due to the Chinese New Year holiday. Production in the PRC tends to slow down for at least four weeks, or even completely shut down, during the holiday period. On the other hand, the demand for our printing products typically increases in the fourth quarter of each calendar year as our customers generally place orders to us to meet their sales demand before festive seasons such as Christmas and Chinese New Year. Therefore, we generally experience a decrease in our revenue in the first quarter of each calendar year and an increase in our revenue in the fourth quarter of each calendar year, which is caused by our customers increasing their product inventory ahead of the holiday season. As a result, our operating subsidiaries’ operating results for a given interim period are not necessarily indicative of their operating results for an entire financial year. In addition, if our operating subsidiaries fail to provide those services in a timely manner and on commercially reasonable terms during peak season, our operating subsidiaries may lose their existing clients which may adversely affect their business and results of operations.

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

Our operating subsidiaries may fail to obtain or renew the licenses, permissions and approvals that are required for conducting their operations, or otherwise fail to satisfy their requirements from time to time, which will affect our operating subsidiaries’ ability to obtain new business and their financial position and prospects.

As of the date of this annual report, our operating subsidiaries had obtained all requisite permissions, licenses, or approvals that are required for conducting their business operations and have not been denied such licenses, permissions, and approvals by any authorities, details of which are set out in the sub-section headed “Business — Licenses, Permissions, Approvals and Certifications” in this annual report. Our ability to obtain, maintain, or renew such licenses, permissions or approvals on acceptable terms is subject to change, as, among other things, the regulations and policies of applicable governmental authorities may change. These major licenses have expiry dates and are renewable at the end of their terms by application to the relevant authorities. There is no assurance that our operating subsidiaries can renew these licenses in a timely manner. If our licenses, permissions or approvals are revoked or suspended or we are unable to renew them, we cannot assure you that our business operations will not be stopped and, correspondingly, our financial performance would be adversely affected. Moreover, we cannot assure you that we will be successful and timely in obtaining such licenses, permissions and approvals. Failure to do so may subject our operating subsidiaries to fines and penalties imposed by the regulatory agencies, including possible suspension of our operating subsidiaries’ operations. In addition, these licenses are subject to continued compliance with various standards relating to, amongst others, financial capability, expertise, management and safety and there is no assurance that our operating subsidiaries will continue to meet such standards from time to time. There are circumstances which may affect the ability of our operating subsidiaries to maintain such licenses or otherwise lead to a suspension, downgrading or demotion of the qualifications. If our operating subsidiaries are unable to renew or otherwise maintain their licenses, they may not be able to obtain new orders from their customers, and thereby their financial position and prospects would be materially and adversely affected.

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

Our operating subsidiaries conduct quality inspections on the raw materials delivered to them and rely on their suppliers to provide relevant certificates proving that the materials are in compliance with all necessary standards and requirements of their customers or the countries or regions which our operating subsidiaries export their products to. In the event that the raw materials supplied to our operating subsidiaries fail to satisfy the specifications as requested by our operating subsidiaries and confirmed by their suppliers, our operating subsidiaries will endeavor to request for exchange of raw materials from their suppliers, make procurement from other suppliers, as well as timely negotiate with their customers for adjustment of their delivery schedule. During the years ended December 31, 2025 and 2024, our operating subsidiaries did not have any material claims against their suppliers due to defective quality of raw materials. If our operating subsidiaries are unable to resolve the issue in a timely manner when they receive defective raw materials, (i) our operating subsidiaries may experience delay in product delivery to their customers, (ii) our operating subsidiaries may not be able to deliver satisfactory products to their customers, or (iii) their customers may reject the relevant shipment, which may result in the loss of orders or claim of damages from customers. In such circumstances, our operating subsidiaries’ business, financial condition and results of operations may be adversely affected.

We and our operating subsidiaries may be subject to litigation, arbitration or other legal proceeding risks.

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

Further, third parties may assert infringement claims against us with respect to our intellectual property or attempt to invalidate our patents; we cannot assure you that such claims will not be successful. Even if we succeed in establishing or protecting our intellectual property rights, we could incur substantial costs and divert significant management attention and resources in enforcing our rights or defending any claims. Our business could be substantially disrupted by such costs and attention from management. If any party succeeds in asserting a claim against us relating to a disputed intellectual property, we may need to obtain licenses to continue to use the relevant design or technology. We cannot assure you that we will be able to obtain these licenses on commercially reasonable terms, if at all. Failure to obtain the necessary licenses or other rights could cause our business results to suffer.

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

Our operating subsidiaries’ reputation may be damaged due to negative events concerning their business.

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

Ongoing global economic uncertainty including supply chain disruptions, elevated energy costs, geopolitical tensions, and monetary policy normalization in Hong Kong and Mainland China may reduce demand from our key U.S. and European markets and impair access to capital markets. To mitigate these risks, we are diversifying our customer base and implementing cost control measures.

The ongoing war in Ukraine continues to disrupt global energy and financial markets through sanctions and supply chain issues, indirectly affecting our clients’ demand despite no direct regional exposure. Prolonged conflict escalation could magnify other economic risks and materially impact our operations and financial condition.

For the years ended December 31, 2025 and 2024, our operating subsidiaries revenue’ was mainly generated from the provision of printing products to book traders mainly located in Hong Kong whose customers are located around the world, particularly in the U.S. and Europe. We expect that these areas will continue to be our operating subsidiaries’ focused markets. Accordingly, if these areas experience any adverse economic, political or regulatory conditions due to events beyond our operating subsidiaries’ control, such as global economic downturn, natural disasters, contagious disease outbreaks, or terrorist attacks, our operating subsidiaries’ business, financial condition, results of operations and prospects may be materially and adversely affected.

Risks Related to our Class A Ordinary Shares

Volatility in the price of our Class A Ordinary Shares may subject us to securities litigation.

The market for our Class A Ordinary Shares may have, when compared to seasoned issuers, significant price volatility and we expect that our Class A Ordinary Share price may continue to be more volatile than that of a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may, in the future, be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management’s attention and resources.

The market price of our Class A Ordinary Shares may be subject to rapid and substantial volatility regardless of our operating performance, and such volatility may make it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.

The market price of our Class A Ordinary Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

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

In addition, our Class A Ordinary Shares may be subject to rapid and substantial price volatility. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares. Recently, companies with comparably small public floats and initial public offering sizes have experienced instances of extreme stock price run-ups followed by rapid price declines, and such stock price volatility was seemingly unrelated to the respective company’s actual or expected operating performance and financial condition or prospects. Although the specific cause of such volatility is unclear, our anticipated public float may amplify the impact the actions taken by a few shareholders have on the price of our Class A Ordinary Shares, which may cause our share price to deviate, potentially significantly, from a price that better reflects the underlying performance of our business. As a relatively small-capitalization company with a small public float, our Class A Ordinary Shares may experience greater stock price volatility, extreme price run-ups, and declines that may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares. Further, investors in our Class A Ordinary Shares may experience losses, which may be material, if the price of our Class A Ordinary Shares declines after this offering or if such investors purchase our Class A Ordinary Shares prior to any price decline. Moreover, in the past, shareholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

Our directors, officers and principal shareholders have significant voting power and may take actions that may not be in the best interests of our other shareholders.

As of the date of this annual report, our directors, officers and principal shareholders hold in an aggregate of approximately 69.97% or more of our shares. We are a “controlled company” as defined under the Nasdaq Stock Market Rules because, our Controlling Shareholder owns approximately 69.97% of our total issued and outstanding Shares, representing approximately 96.81% of the total voting power, and may have the ability to determine matters requiring approval by shareholders.

The interests of these shareholders may not be the same as or may even conflict with your interests. For example, these shareholders could attempt to delay or prevent a change in control of us, even if such change in control would benefit our other shareholders, which could deprive our shareholders of an opportunity to receive a premium for their Class A Ordinary Shares as part of a sale of us or our assets, and might affect the prevailing market price of our Class A Ordinary Shares due to investors’ perceptions that conflicts of interest may exist or arise. As a result, this concentration of ownership may not be in the best interests of our other shareholders.

Our dual class voting structure has the effect of concentrating the voting control in holders of our Class B Ordinary Shares, which will limit or preclude your ability to influence corporate matters, and your interests may conflict with the interests of these shareholders. It may also adversely affect the trading market for our Class A Ordinary Shares due to exclusion from certain stock market indices.

We have adopted a dual class voting structure such that our Ordinary Shares consist of Class A Ordinary Shares and Class B Ordinary Shares. Class B Ordinary Shares are entitled to twenty (20) votes per share on proposals requiring or requesting shareholder approval and Class A Ordinary Shares are entitled to one (1) vote per share on any such matters. As of the date hereof, there are 1,800,000 Class B Ordinary Shares outstanding which are entitled to twenty (20) votes per share and 2,260,000 Class A Ordinary Shares outstanding which are entitled to one (1) vote per share.

As a result, holder of Class B Ordinary Shares, namely our Controlling Shareholder, control approximately 94.1% of the voting power of the outstanding Ordinary Shares of the Company. If they act together, they will be able to control the management of our Company, including the election, removal or addition of directors to expand the board.

This voting control and influence may discourage transactions involving a change of control of the Company, including transactions in which you, as a holder of our Class A Ordinary Shares, might otherwise receive a premium for your shares.

S&P Dow Jones and FTSE Russell have implemented changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, namely, to exclude companies with multiple classes of shares of common stock from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our Ordinary Shares may prevent the inclusion of our Class A Ordinary Shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our Class A Ordinary Shares. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of the Class A Ordinary Shares.

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

Because the amount, timing, and whether or not we distribute dividends at all is entirely at the discretion of our board of directors, you must rely on price appreciation of our Class A Ordinary Shares for return on your investment.

Our board of directors has complete discretion as to whether to distribute dividends. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under the Cayman Islands law, namely that the Company may only pay dividends out of profits or share premium, and provided that under no circumstances may a dividend be paid if this would result in the Company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Class A Ordinary Shares will likely depend entirely upon any future price appreciation of our Class A Ordinary Shares. We cannot assure you that our Class A Ordinary Shares will appreciate in value after this offering or even maintain the price at which you purchased the Class A Ordinary Shares. You may not realize a return on your investment in our Class A Ordinary Shares and you may even lose your entire investment in our Class A Ordinary Shares.

Our board of directors may decline to register the transfer of Class A Ordinary Shares in certain circumstances.

Pursuant to our Articles, our board of directors may, in its sole discretion, decline to register any transfer of any Class A Ordinary Share which is not fully paid to a person of whom it does not approve or any Share issued under any share option scheme upon which a restriction on transfer imposed thereby still subsists, and it may also refuse to register a transfer of any Share (whether fully paid up or not) to more than four (4) joint holders or a transfer of any Shares (not being a fully paid up Share) on which we have a lien. Our board of directors may also decline to register any transfer of any Class A Ordinary Share unless (i) a fee of such maximum as Nasdaq may from time to time determine to be payable (or such lesser sum as our board of directors may from time to time require) has been paid to our Company; (ii) the instrument of transfer is lodged at the registered office or, as the case may be, the transfer office accompanied by the certificate of the Shares to which it relates, and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer (and, if the instrument of transfer is executed by some other person on his behalf, the authority of that person so to do); (iii) the instrument of transfer is in respect of only one class of Share; (iv) the Shares concerned are free of any lien in favor of the Company; and (v) if applicable, the instrument of transfer is properly stamped.

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

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our Class A Ordinary Shares if the market price of our Class A Ordinary Shares increases. Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, we may only pay dividends if we are solvent before and after the dividend payment in the sense that we will be able to satisfy our liabilities as they become due in the ordinary course of business, and the value of assets of our Company will not be less than the sum of our total liabilities.

Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our Class A Ordinary Share price or trading volume to decline.

The trading market for our Class A Ordinary Share will be influenced to some extent by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts. As a new public company, we may be slow to attract research coverage and the analysts who publish information about our Class A Ordinary Shares will have had relatively PCAOB experience with us or our industry, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us provide inaccurate or unfavorable research or issue an adverse opinion regarding our Class A Ordinary Share price, our share price could decline. If one or more of these analysts cease coverage of us or fail to publish reports covering us regularly, we could lose visibility in the market, which in turn could cause our share price or trading volume to decline and result in the loss of all or a part of your investment in us.

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

Under the laws of the Cayman Islands, there is uncertainty as to whether the courts of the Cayman Islands would recognize or enforce judgments of United States courts obtained against us or our directors or officers based on the civil liability provisions of the securities laws of the United States or any state in the United States, or entertain original actions based on such laws. However, final and conclusive monetary judgments from foreign courts (other than certain Australian state court judgments) may generally be recognized and enforced by Cayman courts without re-examination of the merits, provided the foreign court had jurisdiction under Cayman conflict of laws principles and the judgment is not contrary to public policy, obtained by fraud, or rendered contrary to natural justice.

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

The Company believes that there is uncertainty as to whether the courts of Hong Kong would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States. A judgment of a court in the United States predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder, and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is (1) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty) and (2) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud; (b) the proceedings in which the judgment was obtained were opposed to natural justice; (c) its enforcement or recognition would be contrary to the public policy of Hong Kong; (d) the court of the United States was not jurisdictionally competent; or (e) the judgment was in conflict with a prior Hong Kong judgment. Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of United States courts of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any State or territory within the United States.

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

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K upon the occurrence of specified significant events. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder. Therefore, our shareholders may not know on a timely basis when our officers, directors and principal shareholders purchase or sell our Shares. However, effective March 18, 2026, our executive officers and directors are required, pursuant to the Holding Foreign Insiders Accountable Act, to file Section 16(a) reports with the SEC to disclose their beneficial ownership of our securities. Our principal shareholders who are not officers or directors remain exempt from Section 16(a) reporting requirements. In addition, foreign private issuers are not required to file their annual report on Form 20-F until one hundred twenty (120) days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within seventy-five (75) days after the end of each fiscal year. Foreign private issuers also are exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

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

We are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our Ordinary Shares are directly or indirectly held by residents of the United States and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. However, effective March 18, 2026, our executive officers and directors are required, pursuant to the Holding Foreign Insiders Accountable Act, to file Section 16(a) reports with the SEC to disclose their beneficial ownership of our securities. Our principal shareholders who are not officers or directors remain exempt from Section 16(a) reporting requirements. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

We incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

We incur significant legal, accounting and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), as well as rules subsequently implemented by the SEC, impose various requirements on the corporate governance practices of public companies. We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Class A Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay the adoption of new or revised accounting standards until such time as those standards apply to private companies.

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

A non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year consists of certain types of “passive” income; or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income, or the asset test. Based on our current and expected income and assets (taking into account the expected cash proceeds and our anticipated market capitalization following this offering), we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. In addition, there can be no assurance that the Internal Revenue Service, or IRS, will agree with our conclusion or that the IRS would not successfully challenge our position. Fluctuations in the market price of our Class A Ordinary Shares may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our Class A Ordinary Shares. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. If we were to be or become a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Taxation — Passive Foreign Investment Company Consequences.”

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

Re-designation and re-classification of ordinary shares

On May 13, 2025, the Company held the extraordinary general meeting to approve: (a) the issued 20,300,000 ordinary shares of par value of US$0.0000625 be re-designated and re-classified into 11,300,000 Class A ordinary shares of par value US$0.0000625 each with 1 vote per share on a one for one basis and 9,000,000 Class B ordinary shares of par value US$0.0000625 each with 20 votes per share on a one for one basis, and the remaining authorized but unissued 779,700,000 ordinary shares be re-designated and re-classified into Class A ordinary shares of par value US$0.0000625 each with 1 vote per share on a one for one basis; (b) adopt new memorandum and articles of association of the Company to reflect the adoption of a dual-class share structure, and the provision of the rights and privileges of Class A ordinary shares and Class B ordinary shares. The share re-designation is effective on May 15, 2025.

Bid Price Compliance and Share Consolidation

On March 25, 2025, the Company received written notice (the “Notice”) from the Nasdaq Stock Market, LLC (“Nasdaq”) that, based on the closing bid price of shares of the Company’s Class A Ordinary Shares for the last 30 consecutive trading days, the Company no longer complies with the minimum bid price requirement for continued listing on the Nasdaq Capital Market. Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of $1.00 per share (the “Minimum Bid Price Requirement”), and Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the Minimum Bid Price Requirement exists if the deficiency continues for a period of 30 consecutive trading days. Pursuant to the Nasdaq Listing Rules, the Company has been provided an initial period of 180 calendar days or until September 22, 2025 to regain compliance with the Minimum Bid Price Requirement.

On September 24, 2025, the Company received a letter from Nasdaq notifying the Company that Nasdaq has granted the Company a 180-day extension, until March 23, 2026 (the “Extension Period”), to regain compliance with the requirement for the Company’s ordinary shares to maintain a minimum bid price of $1.00 per share for continued listing on the Nasdaq Capital Market, as set forth in Nasdaq Listing Rule 5550(a)(2).

On December 30, 2025, the Company held its annual general meeting and approved the consolidation of every five (5) issued and unissued shares (namely, both class A ordinary shares of par value US$0.0000625 each and class B ordinary shares of par value US$0.0000625 each) in the share capital of the Company into one (1) share of par value US$0.0003125 each. As a result, authorized share capital of the Company was changed from US$50,000 consisting of 800,000,000 shares of par value US$0.0000625 each comprised of (a) 791,000,000 class A ordinary shares of par value US$0.0000625 each and (b) 9,000,000 class B ordinary shares of par value US$0.0000625 each, to US$50,000 consisting of 160,000,000 shares of par value US$0.0003125 each comprised of (a) 158,200,000 class A ordinary shares of par value US$0.0003125 each and (b) 1,800,000 class B ordinary shares of par value US$0.0003125 each (the “Share Consolidation”).

The Share Consolidation became effective on February 27, 2026 (subsequent to the close of the Company’s 2025 financial year). Upon effectiveness, every 5 issued and outstanding Ordinary Shares of a par value of US$0.0000625 each was automatically consolidated into one issued and outstanding Ordinary Share of par value US$0.0003125 each. The number of issued and outstanding Ordinary Shares immediately before and upon effectiveness of the Share Consolidation was 20,300,000 (comprising of 11,300,000 Class A Ordinary Shares and 9,000,000 Class B Ordinary Shares) and 4,060,000 (comprising of 2,260,000 Class A Ordinary Shares and 1,800,000 Class B Ordinary Shares), respectively.

Beginning with the opening of trading on February 27, 2026, the Class A Ordinary Shares commenced trading on a post-Share Consolidation basis on the Nasdaq Capital Market under the same symbol “SFHG”, but under a new CUSIP number of G7785M126.

On March 13, 2025, Nasdaq notified the Company that it has determined that for 10 consecutive business days, from February 27, 2026 through March 12, 2025, the closing bid price of the Company’s ordinary shares has been at $1.00 per share or greater. As a result, the Company has regained compliance with Nasdaq’s Minimum Bid Price Requirement.

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

Samfine SZ renewed leases of (i) two properties located in Shenzhen in mainland China with a total gross floor area of approximately 1,510 square meters with a lease term from January 1, 2025, to December 30, 2027, and a monthly rent of RMB51,340 from an independent third party as a warehouse. Samfine SZ is required to notify the landlord at least one month in advance of the term expiration if it would like to further renew the lease; (ii) one property located in Shenzhen in mainland China, leased from an independent third party for employee dormitory use, with a lease term from June 1, 2024 to May 31, 2027 at a fixed monthly rent of RMB42,000. Samfine SZ is required to notify the landlord at least two months in advance of the term expiration if it would like to further renew the lease; (iii) one property with a production site for its operations, being the Shenzhen Factory, located in Shenzhen, mainland China from Ms. Kwan Hung Cheng, our director, and Mr. Zheng Hongrong, with a total gross floor area of approximately 9,456.9 square meters with a lease term from May 2, 2022 to May 1, 2025, with a monthly rent of RMB250,000. The lease was then renewed from May 2, 2025 to May 1, 2031, with an initial monthly rental fee of RMB275,000. The rental rate shall increase by 5% biennially. Samfine SZ is required to notify the landlords at least one month in advance of the term expiration if it would like to renew the lease; (iv) one property located in Shenzhen in mainland China with a total gross floor area of approximately 2,000 square meters with a lease term from October 1, 2024 to July 31, 2030 and a total monthly rent of RMB60,000 from an independent third party as a production site for its operations. The rental rate shall increase by 5% biennially. Samfine SZ is required to notify the landlord at least two months in advance of the term expiration if it would like to renew the lease; and (v) one property located in Shenzhen in mainland China, leased from an independent third party as a production site and employee dormitory use, with a lease term from September 16, 2025 to July 31, 2030 at a fixed monthly rent of RMB30,000. Samfine SZ is required to notify the landlord at least two months in advance of the term expiration if it would like to renew the lease. The Shenzhen Factory comprises printing production facility, dormitory, guard room and canteen. We conduct all our production operations at the Shenzhen Factory.

Samfine SZ Technology shares the same office of Samfine SZ, and Samfine SZ agreed to waive all of the rents.

Our Production Site, Shenzhen Factory

The Shenzhen Factory was established in Shenzhen in 2003 for printing books products, novelty and packaging products which is equipped with different types of equipment and machinery.

The Shenzhen Factory has a total of 6 multi-color printing presses, which offers us the scale needed to maintain stable supply to our key customers. The Shenzhen Factory is also equipped with other equipment and machinery to accomplish our pre-press process, and our post-press and binding processes such as lamination machines, laser die-cutting machines, paper cutting machines, folding machines and stamping machines. The printing presses of our operating subsidiaries’ production lines are mainly imported from reputable suppliers in Germany. For the years ended December 31, 2025 and 2024, the production capacity at our production facilities increased primarily due to our investments in purchasing additional machines and equipment.

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

EMPLOYEES

As of December 31, 2023, 2024 and 2025, our subsidiaries employed 221, 216 and 226 full-time employees, respectively. During the year ended December 31, 2025, we employed 40 temporary employees on average.

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

Regulations relating to employment and labor protection

Employment Ordinance (Chapter 57 of the Laws of Hong Kong)

The Employment Ordinance (Chapter 57 of the Laws of Hong Kong), or the EO, is an ordinance enacted for, amongst other things, the protection of the wages of employees and the regulation of the general conditions of employment and employment agencies. Under the EO, an employee who is employed under a continuous contract is generally entitled to, amongst other things, notice of termination of his or her employment contract; payment in lieu of notice; 14 weeks’ maternity leave in the case of a pregnant employee; not less than one rest day in every period of seven days; severance payments or long service payments; sickness allowance; statutory holidays or alternative holidays; and paid annual leave of up to 14 days depending on the period of employment.

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

Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong)

The Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong), or the MWO, is an ordinance enacted for the purposes of providing for a prescribed minimum hourly wage rate (currently at HK$42.1 per hour) during the wage period for every employee engaged under a contract of employment under the Employment Ordinance (Chapter 57 of the Laws of Hong Kong). Any provision of an employment contract that purports to extinguish or reduce any right, benefit or protection conferred on the employee by the MWO is void.

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

Capital gains and profit tax

No tax is imposed in Hong Kong in respect of capital gains from the sale of shares, except for certain non-Hong Kong source gains derived by multinational enterprises under the refined Foreign-sourced Income Exemption (FSIE) regime. However, trading gains from the sale of shares by persons carrying on a trade, profession or business in Hong Kong, where such gains are derived from or arise in Hong Kong, will be subject to Hong Kong profits tax at the two-tiered rates of 8.25% on assessable profits up to HKD2 million and 16.5% on any part above HKD2 million (for corporations). Certain categories of taxpayers (for example, financial institutions, insurance companies and securities dealers) are likely to be regarded as deriving trading gains rather than capital gains unless these taxpayers can prove that the investment securities are held for long-term investment purposes.

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

Regulations Related to our Business Operations in the PRC

Regulations relating to Foreign Investments

The establishment, operation, and management of corporate entities in the PRC is governed by the PRC Company Law, which was promulgated by the Standing Committee of the National People’s Congress of the PRC (the “SCNPC”) on December 29, 1993, and last amended on December 29, 2023, effective on July 1, 2024. The Company Law generally governs two types of companies, namely limited liability companies and joint-stock limited companies, both of which have the status of legal persons, and the liability of a shareholder of a limited liability company shall be limited to the amount of its capital contribution. The liability of a shareholder of a joint-stock limited companies shall be limited to the number of its subscribed shares. The Company Law shall also apply to foreign-invested companies in the form of limited liability company or joint-stock limited company. Where laws on foreign investment have other stipulations, such stipulations shall apply.

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

The Special Administrative Measure (Negative List) for the Access of Foreign Investment (2024 Version) (the “Negative List”) was promulgated by the National Development and Reform Commission of the PRC (the “NDRC”) and the MOFCOM on December 27, 2021 and became effective on November 1, 2024. The Catalog of Industries for Encouraging Foreign Investment (2022 Version) (the “Encouraging Catalog”), was promulgated by the NDRC and the MOFCOM on December 27, 2020, and became effective on January 1, 2023. According to the Negative List and the Encouraging Catalog, projects with foreign investment fall into four categories, namely encouraged, permitted, restricted and prohibited. Projects with foreign investment that are encouraged, restricted or prohibited shall be listed in the Foreign Investment Catalogue. Projects with foreign investment that are not listed as encouraged, restricted, or prohibited projects are permitted projects.

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

In view of the foregoing, if an enterprise wants to engage in the printing of publications, it shall obtain a printing operation license and, on this basis, obtain a corresponding printing permit for each printing project of publications. Usually, the printing permit will state the name of the publication, quantity, printing entity, etc. During the years ended December 31, 2025 and 2024, Samfine SZ has been engaged in the business of printing publications on the premise of holding the printing operation license and obtained the relevant printing permits as wholly foreign-owned enterprise. However, Samfine SZ cannot ensure that a printing permit will be obtained for each subsequent printing project of publications. If so, Samfine SZ will not be permitted to carry out the corresponding printing project of publications. See “Risk Factors — Risks Related to Our Operating Subsidiaries’ Business and Industry — Our operating subsidiaries may fail to obtain or renew the licenses, permissions and approvals that required for conducting their operation, or otherwise fail to satisfy their requirements from time to time, which will affect our operating subsidiaries’ ability to obtain new business and its financial position and prospects.”

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

According to the Special Administrative Measure (Negative List) for the Access of Foreign Investment (2024 Version) (the “Negative List”), the printing of printed matters for packaging and decoration is neither restricted nor prohibited from foreign investment. According to the Agreement on Amending the CEPA Agreement between the Mainland and Hong Kong on Trade in Services (the “CEPA (2020 version)”), when engaging in the printing of publications and other presswork (excluding the presswork for package and decoration), the proportion of shares owned by the Hong Kong service providers may not exceed 70%. If such a regulation is strictly implemented, Samfine SZ may not be eligible to obtain a printing operation license containing the business scope of printing publications, considering its current ownership structure and following the offering. However, according to the consultation conducted by our PRC counsel, Commerce & Finance Law Offices with the Administration of Press and Publication of Shenzhen Municipality, considering the Practice and enterprises’ needs of business operations, NPPA may not completely ban WFOEs from the publication printing business. Therefore, Samfine SZ’s eligibility to apply for a printing operation license containing the business scope of printing of publications still remains dependent on subsequent formal policies from the NPPA and enforcement of the Administration of Press and Publication of Shenzhen Municipality.

Assuming the Practice is abolished in Shenzhen and Samfine SZ is non-eligible to obtain a printing operation license containing the business scope of printing of publications, as a potential consequence, it may not be able to obtain a printing permit, resulting in the suspension of the further operation of accepting entrustment to print foreign publications. Nonetheless, Samfine SZ still has the option to establish a new subsidiary (the “New Subsidiary”) and then divest and merge its own publication printing business into the New Subsidiary. In other words, the New Subsidiary would operate the publication printing business. Meanwhile, Samfine SZ could introduce Chinese investors as shareholders of the New Subsidiary, making the New Subsidiary a sino-foreign joint venture and its shareholding structure meet the requirements for applying for a printing operation license with the scope of business including “publication printing.”

During the years ended December 31, 2025 and 2024, Samfine SZ has been engaged in the business of printing publications, and Samfine SZ has obtained the printing operation license and printing permits. As at the date of this annual report, Samfine SZ is still able to obtain printing permits for printing projects and to engage in the business of printing foreign publications as usual, and is not subject to restrictions on printing despite being a WFOE. Such a circumstance is not anticipated to be affected by the offering in light of the existing Practice and available laws in Shenzhen, unless the NPPA clearly and officially ordered local departments to abolish the Practice and Administration of Press and Publication of Shenzhen Municipality ceases issuing printing permits to WFOE. See “Business — Licenses, Permissions, Approvals and Certifications.”

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

Samfine SZ hands over the waste (liquid) generated in its business operations to legally qualified environmental technology companies for disposal, rather than discharging waste (liquid) directly, accordingly, Samfine SZ is not required to obtain a pollutant discharge permit. Samfine SZ continues to monitor changes in environmental regulations and compliance requirements.

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

Pursuant to the relevant provisions under the Measures for the On-going and Ex-post Supervision and Administration of Construction Project Environmental Protection (Trial) which was promulgated by the Ministry of Ecology and Environment of the PRC (the “MEE”) and came into force on December 10, 2015, the construction entity is the competent body for implementing the construction project environmental protection responsibilities. The construction entity must legally obtain the approval file of environmental impact assessment for the construction project before commencement of construction and any major changes. During the construction period of the project, each environmental protection requirement prescribed in the environmental impact assessment file and its approval file shall be implemented to ensure normal operation of the environmental protection facilities.

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

Pursuant to the relevant provisions of the Measures for the Administration of Pollutants Discharge Licenses (trial) promulgated by MEE on January 10, 2018 and last amended and implemented on August 22, 2019, MEP legally formulated and announced the Catalogue of Fixed Source Pollutant Discharge License for Administration, which specified and included the scope of administration of pollutant discharge license and timeframe for application and collection. Enterprises, institutions, and other producers and operators included in the Catalogue of Fixed Source Pollutant Discharge License for Administration must apply for and obtain the pollutant discharge license in accordance with the prescribed timeframe.

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

Dividend Distribution

The principal regulations governing distribution of dividends of foreign invested entities (FIEs) include the PRC Foreign Investment Law, the Implementation Rules of the PRC Foreign Investment Law, and the Company Law which was issued on December 29, 1993 and most recently amended on December 29, 2023, effective July 1, 2024.

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

Key Factors that Affect Results of Operations

Our results of operations have been and will continue to be affected by a number of factors, including those set out below:

Economic, political and social conditions in the PRC and Hong Kong, as well as its government policies, laws and regulations

Our key operations are in the PRC and Hong Kong. The PRC government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Class A Ordinary Shares. Accordingly, our business, prospects, financial condition and results of operations may be influenced to a significant degree by the political, economic and social conditions in the PRC generally and by the continued economic growth in the PRC as a whole. Accordingly, our results of operations and prospects may be, to a significant degree, subject to economic, political and legal developments in the PRC.

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

As of December 31, 2024 compared to as of December 31, 2025

The table below sets forth the age analysis of our gross accounts receivable at the end of each year:

As of December 31,	Current	61 – 120 days	121 – 180 days	181 – 360 days	> 360 days	Total
2025 (USD)	2,248,926	1,474,572	102,031	10,106	—	3,835,635
2025 (HK$)	17,504,066	11,477,036	794,138	78,659	—	29,853,899
2024 (HK$)	24,228,358	—	—	—	—	24,228,358

The table below sets forth the subsequent settlements related to our accounts receivable as of December 31, 2025:

As of December 31,	Current	61 – 120 days	121 – 180 days	181 – 360 days	> 360 days	Total
2025 (USD)	2,093,376	1,455,496	92,496	10,106	—	3,651,474
2025 (HK$)	16,293,376	11,328,562	719,924	78,659	—	28,420,521

The table below sets forth the accounts receivable balance net of subsequent settlements as at March 27, 2026:

As of December 31,	Current	61 – 120 days	121 – 180 days	181 – 360 days	> 360 days	Total
2025 (USD)	155,550	19,076	9,535	—	—	184,161
2025 (HK$)	1,210,690	148,474	74,214	—	—	1,433,378

The table below sets forth the balance of allowance for expected credit losses for each aging group of our gross accounts receivable at the end of each year:

As of December 31,	Current	61 – 120 days	121 – 180 days	181 – 360 days	> 360 days	Total
2025 (USD)	76,719	—	—	—	—	76,719
2025 (HK$)	597,128	—	—	—	—	597,128
2024 (HK$)	491,148	—	—	—	—	491,148

The table below sets forth the percentage of provision for expected credit losses for each aging group of our accounts receivable at the end of each year:

As of December 31,	Current	61 – 120 days	121 – 180 days	181 – 360 days	> 360 days	Total
2025	2.0%	—	—	—	—	2.0%
2024	2.0%	—	—	—	—	2.0%

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

Results of Operations

The following table sets forth a summary of the consolidated results of operations of us for the years indicated, in absolute amount.

	For the years ended December 31,
	2023	2024	2025
	HK$	HK$	HK$	US$
Revenue	117,265,596	153,493,065	169,791,077	21,814,793
Cost of revenue	(85,905,732)	(118,166,134)	(134,741,409)	(17,311,604)
Gross profit	31,359,864	35,326,931	35,049,668	4,503,189
Selling and marketing expenses	(7,817,266)	(13,937,275)	(17,799,754)	(2,286,916)
General and administrative expenses	(25,490,535)	(23,700,001)	(38,847,212)	(4,991,098)
Loss from operations	(1,947,937)	(2,310,345)	(21,597,298)	(2,774,825)
Interest income	123,894	135,474	83,512	10,730
Interest expenses	(1,470,798)	(1,253,563)	(1,299,945)	(167,017)
Other income	630,546	876,653	581,517	74,713
Other gain (losses), net	(1,617,052)	817,876	2,685,141	344,987
Loss before income tax expenses	(4,281,347)	(1,733,905)	(19,547,073)	(2,511,412)
Income tax benefits (expense)	894,479	(926,503)	(268,349)	(34,478)
Net Loss	(3,386,868)	(2,660,408)	(19,815,422)	(2,545,890)

Revenue

For the years ended December 31, 2023, 2024 and 2025, we generated our revenue through two revenue streams: sales of book products and sales of novelty and packaging products.

The following table presented our revenue disaggregated by service lines for the years ended December 31, 2023, 2024 and 2025:

	For the years ended December 31,
	2023	2024	2025	2025
	HK$	HK$	HK$	US$
Sales of book products	63,623,667	87,370,909	92,934,947	11,940,301
Sales of novelty and packaging products	53,641,929	66,122,156	76,856,130	9,874,492
	117,265,596	153,493,065	169,791,077	21,814,793

Our revenue increased by 30.9% to HK$153,493,065 for the year ended December 31, 2024 from HK$117,265,596 for the year ended December 31, 2023. The overall increase in revenue was mainly attributable to the strategic price reduction implemented during 2024 to boost the volume and customer orders in both book products and novelty and packaging products, which resulted in increase in revenue.

Our revenue increased by 10.6% to HK$169,791,077 (US$21,814,793) for the year ended December 31, 2025 from HK$153,493,065 for the year ended December 31, 2024. The overall increase in revenue was mainly attributable to the continuous strategic price reduction implemented during 2025 to boost the volume and customer orders in both book products and novelty and packaging products, which resulted in increase in revenue.

Gross profit and gross profit margin

Our overall gross profit increased by 12.7% to HK$35,326,931 for the year ended December 31, 2024 from HK$31,359,864 for the year ended December 31, 2023. Our overall gross profit margin decreased by 3.7 percentage points to 23.0% for the year ended December 31, 2024 from 26.7% for the year ended December 31, 2023. The decline in gross profit margin was primarily attributable to strategic price reduction implemented in 2024 to drive sales volume growth. As a result, there was increase in revenue and gross profit due to increase in sales volume.

Our overall gross profit decreased by 0.8% to HK$35,049,668 (US$4,503,189) for the year ended December 31, 2025 from HK$35,326,931 for the year ended December 31, 2024. Our overall gross profit margin decreased by 2.4 percentage points to 20.6% for the year ended December 31, 2024 from 23.0% for the year ended December 31, 2024. The decline in gross profit margin was primarily attributable to continuous strategic price reduction implemented in 2025 to drive sales volume growth. As a result, revenue increased due to higher sales volume, while gross profit and gross profit margin both decreased because of the lower selling prices.

Selling and marketing expenses

For the years ended December 31, 2023, 2024 and 2025, our selling and marketing expenses consisted of staff costs, transportation costs, customs expense, entertainment, marketing and promotion expenses and other miscellaneous expenses. The following table sets forth a breakdown of our selling and marketing expenses for the years ended December 31, 2023, 2024 and 2025:

	For the years ended December 31,
	2023	2024	2025	2025
	HK$	HK$	HK$	US$
Staff costs	3,616,336	4,134,865	4,110,994	528,181
Transportation costs	3,462,227	4,664,304	4,973,428	638,987
Customs expense	435,889	690,494	637,671	81,928
Entertainment	123,750	224,349	621,743	79,882
Marketing and promotion expenses	116,829	3,857,233	6,802,764	874,020
Others	62,235	366,030	653,154	83,918
Total selling and marketing expenses	7,817,266	13,937,275	17,799,754	2,286,916

Our selling and marketing expenses increased by 78.3% to HK$13,937,275 for the year ended December 31, 2024 from HK$7,817,266 for the year ended December 31, 2023, primarily due to the increase in staff costs, transportation costs, customs expense, entertainment and marketing and promotion expenses.

Our selling and marketing expenses increased by 27.7% to HK$17,799,754 (US$2,286,916) for the year ended December 31, 2025 from HK$13,937,275 for the year ended December 31, 2024, primarily due to the increase in staff costs, transportation costs, entertainment and marketing and promotion expenses, which was partially offset by the decrease in customs expense.

Staff costs

Our staff costs increased by 14.3% to HK$4,134,865 for the year ended December 31, 2024 from HK$3,616,336 for the year ended December 31, 2023. Such increase was in line with our increase in revenue.

Our staff costs remained relatively stable at HK$4,134,865 and HK$4,110,994 (US$528,181) for the year ended December 31, 2024 and 2025, respectively.

Transportation costs

Our transportation costs increased by 34.7% to HK$4,664,304 for the year ended December 31, 2024 from HK$3,462,227 for the year ended December 31, 2023, mainly due to elevated delivery costs associated with relatively heavier book products.

Our transportation costs increased by 6.6% to HK$4,973,428 (US$638,987) for the year ended December 31, 2025 from HK$4,664,304 for the year ended December 31, 2024, mainly due to elevated delivery costs associated with relatively heavier book products.

Customs expense

Our customs expense increased by 58.4% to HK$690,494 for the year ended December 31, 2024 from HK$435,889 for the year ended December 31, 2023, mainly due to (i) higher utilization of Hong Kong ports, where customs expense is comparatively more expensive; and (ii) increase in our revenue during the year ended December 31, 2024.

Our customs expense decreased by 7.7% to HK$637,671 (US$81,928) for the year ended December 31, 2025 from HK$690,494 for the year ended December 31, 2024. The decrease was mainly due to more customers handling their own customs clearance during the year ended December 31, 2025, thus bearing the associated expenses themselves.

Entertainment

Our entertainment increased by 81.3% to HK$224,349 for the year ended December 31, 2024 from HK$123,750 for the year ended December 31, 2023, mainly due to more frequent business development meetings and activities to maintain strong relationships with customers and suppliers, resulting in higher travel, dining and hospitality costs.

Our entertainment increased by 177.1% to HK$621,743 (US$79,882) for the year ended December 31, 2025 from HK$224,349 for the year ended December 31, 2024, mainly due to more frequent business development meetings and activities to maintain strong relationships with customers and suppliers, resulting in higher travel, dining and hospitality costs.

Marketing and promotion expenses

Our marketing and promotion expenses increased by 3,201.6% to HK$3,857,233 for the year ended December 31, 2024 from HK$116,829 for the year ended December 31, 2023. Such increase was mainly attributable to the marketing and media communication services we purchased for a period of three years from November 2024 to October 2027 to enhance brand awareness and drive sales growth in the coming years.

Our marketing and promotion expenses increased by 76.4% to HK$6,802,764 (US$874,020) for the year ended December 31, 2025 from HK$3,857,233 for the year ended December 31, 2024. Such increase was mainly attributable to the marketing and media communication services we purchased for a period of three years from November 2024 to October 2027, with only few months of expenses recognized in 2024 and a full year of expenses recognized in 2025 to enhance brand awareness and drive sales growth in the coming years.

General and administrative expenses

For the years ended December 31, 2023, 2024 and 2025, our general and administrative expenses consisted of staff costs, rental and office expense, allowance for expected credit losses, impairment of obsolete inventories, depreciation, legal and professional fee, repair and maintenance expenses, research and development costs and other miscellaneous expenses. The following table sets forth a breakdown of our general and administrative expenses for the years ended December 31, 2023, 2024 and 2025:

	For the years ended December 31,
	2023	2024	2025	2025
	HK$	HK$	HK$	US$
Staff costs	4,898,951	6,275,125	7,460,118	958,478
Rental and office expense	3,817,672	4,185,355	4,534,649	582,613
Allowance (reversal of allowance) for provision of expected credit losses	4,917,798	(105,737)	105,834	13,598
Impairment of obsolete inventories	267,847	20,716	—	—
Depreciation	410,039	260,753	431,142	55,393
Legal and professional fee	2,936,471	3,485,208	1,304,642	1,67,621
Repair and maintenance expenses	1,430,288	2,454,826	3,016,999	387,625
Research and development	5,996,144	4,537,422	6,449,820	828,674
Others	815,325	2,586,333	15,544,008	1,997,096
	25,490,535	23,700,001	38,847,212	4,991,098

Our general and administrative expenses decreased by 7.0% to HK$23,700,001 for the year ended December 31, 2024 from HK$25,490,535 for the year ended December 31, 2023, principally due to (i) the decrease in research and development costs, and (ii) the decrease in allowance for expected credit losses during the year ended December 31, 2024.

Our general and administrative expenses increased by 63.9% to HK$38,847,212 (US$4,991,098) for the year ended December 31, 2025 from HK$23,700,001 for the year ended December 31, 2024, principally due to (i) the increase in staff costs, (ii) the increase in legal and professional fee, (iii) the increase in research and development costs, and (iv) the increase in allowance for expected credit losses during the year ended December 31, 2025.

Staff costs

Our staff costs increased by 28.1% to HK$6,275,125 for the year ended December 31, 2024 from HK$4,898,951 for the year ended December 31, 2023, principally due to the combined effect of (i) staff salary and benefits enhancements to recognize employee contributions to the performance of the Company and to maintain personnel; and (ii) increase in headcount in administrative department to strengthen the administrative support function.

Our staff costs increased by 18.9% to HK$7,460,118 (US$958,478) for the year ended December 31, 2025 from HK$6,275,125 for the year ended December 31, 2024, principally due to staff salary and benefits enhancements implemented to recognize employee contributions to Company performance and support talent retention.

Rental and office expenses

Our rental and office expenses mainly represented rental expenses for Hong Kong office, warehouses in Shenzhen and Shenzhen Factory, staff dormitory and other office expenses. Our rental and office expenses remained relatively stable at HK$3,817,672, HK$4,185,355 and HK$4,534,649 (US$582,613) for the years ended December 31, 2023, 2024 and 2025, respectively.

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

Allowance for expected credit losses increased by 200.1% to HK$105,834 (US$13,598) for the year ended December 31, 2025 from reversal of allowance of expected credit losses of HK$105,737 for the year ended December 31, 2024, principally attributable to deteriorated credit quality associated with long aged accounts receivables. Based on the assessment of the Company, management determined higher impairment allowances for reduced recoverability of the accounts receivable.

Legal and professional fee

Our legal and professional fee remained stable at HK$2,936,471 and HK$3,485,208 for the years ended December 31, 2023 and 2024, respectively. The amount mainly represented the professional and consultancy fee in relation to our listing and compliance costs as a listed company.

Our legal and professional fee decreased by 62.6% to HK$1,304,642 (US167,621) for the years ended December 31, 2025 from HK$3,485,208 for the year ended December 31, 2024. The amount mainly represented the professional and consultancy fee in relation to our listing and compliance costs as a listed company.

Repair and maintenance expenses

Our repair and maintenance expenses increased by 71.6% to HK$2,454,826 for the year ended December 31, 2024 from HK$1,430,288 for the year ended December 31, 2023. The amount mainly represented more repair and maintenance costs incurred to restore the original functions of the respective plant and machineries.

Our repair and maintenance expenses increased by 22.9% to HK$3,016,999 for the year ended December 31, 2025 from HK$2,454,826 for the year ended December 31, 2024. The amount mainly represented more repair and maintenance costs incurred to restore the original functions of the respective plant and machineries.

Research and development

Our research and development fee principally represented the expenses on research and development on the new technologies. The research and development fee decreased by 24.3% to HK$4,537,422 for the year ended December 31, 2024 from HK$5,996,144 for the year ended December 31, 2023 was primarily attributable to change of strategies that the Company focus more on the listing plan and purchase of more high technology production machineries after the listing during the year of 2024, and hence, some of the research and development for some unique technique was postponed to year 2025. Therefore, the research and development fee increased by 42.1% to HK$6,449,820 (US$828,674) for the year ended December 31, 2025 from HK$4,537,422 for the year ended December 31, 2024. We increased the research and development initiatives for some unique technique with a view to increase our productivity as well as to save costs.

During the year ended December 31, 2021, Samfine SZ obtained a preferential tax concession for being a high and new technology enterprise and Samfine SZ was entitled to enjoy a preferential tax rate of 15% for the coming three years since 2021 and further obtained a renewal of three years in December 2024 as a result of its research and development.

Others

Our other general and administrative expenses mainly consisted of low value consumables, motor vehicle expense, bank charges and other miscellaneous expenses. Our other expenses increased by 217.2% to HK$2,586,333 for the year ended December 31, 2024 from HK$815,325 for the year ended December 31, 2023, principally due to increase in entertainment, insurance, motor vehicle expenses and other miscellaneous expenses.

Our other general and administrative expenses mainly consisted of low value consumables, motor vehicle expense, bank charges and other miscellaneous expenses. Our other expenses increased by 501% to HK$15,544,008 for the year ended December 31, 2025 from HK$2,586,333 for the year ended December 31, 2024, principally due to increase in entertainment, insurance, motor vehicle expenses and other miscellaneous expenses.

Interest expenses

Our interest expenses represented interest expenses for our banks and other borrowings and finance lease liabilities, which remained relatively stable at HK$1,470,798, HK$1,253,563 and HK$1,299,945 (US$167,017) for the years ended December 31, 2023, 2024 and 2025, respectively.

Other income

The following table sets forth a breakdown of other income for the years ended December 31, 2023, 2024 and 2025:

	For the years ended December 31,
	2023	2024	2025	2025
	HK$	HK$	HK$	US$
Government subsidies	317,575	491,956	498,591	64,059
Sale of scrap materials	—	206,215	—	—
Others	312,971	178,482	82,926	10,654
	630,546	876,653	581,517	74,713

Our other income increased by 39.0% to HK$876,653 for the year ended December 31, 2024, from HK$630,546 for the year ended December 31, 2023. The increase was mainly due to the increase in government subsidies and sale of scrap materials, which was partially offset by the decrease in other income. There were one-off government subsidies in 2023 mainly related to subsidies received for being a high and new technology enterprise. In 2024, our government subsidies were principally related to subsidies received for a special fund loan interest subsidy, promotion incentives and subsidies for the healthy development of enterprises and enterprise technological transformation investment funding projects. There were no unfulfilled conditions or other contingencies relating to the government subsidies.

Our other income decreased by 33.7% to HK$581,517 (US$74,713) for the year ended December 31, 2025, from HK$876,653 for the year ended December 31, 2024. The decrease was mainly due to the decrease in sale of scrap materials and other income. In 2025, our government subsidies were principally related to subsidies received for enterprise technological transformation investment funding projects. There were no unfulfilled conditions or other contingencies relating to the government subsidies.

Other gains (losses), net

The following table sets forth a breakdown of other gains (losses), net for the years ended December 31, 2023, 2024 and 2025:

	For the years ended December 31,
	2023	2024	2025	2025
	HK$	HK$	HK$	US$
Exchange gains (losses), net	(1,317,168)	1,121,688	970,032	124,630
(Loss) gains on disposal of plant and equipment	(67,423)	(180,987)	1,858,934	238,836
Donation	(142,791)	(18,425)	(20,493)	(2,633)
Others	(89,670)	(96,300)	(123,332)	(15,846)
	(1,617,052)	817,876	2,685,141	344,987

Our other gains (losses), net mainly represented exchange gains (losses), net, (loss) gains on disposal of plant and equipment, donation and other miscellaneous loss and gain. The exchange difference gains (losses) was derived from the difference between functional currency of our PRC subsidiary which is RMB and the settlement currency of its accounts receivable in HK$ from our Hong Kong subsidiary. The exchange gain for the years ended December 31, 2024 and 2025 was mainly due to the RMB depreciation against HKD during 2024 and 2025 while the exchange loss for the year ended 2023 was mainly due to the RMB appreciation against HKD during 2023.

Provision for income tax expense

The following table sets forth a breakdown of provision for income tax expense for the years ended December 31, 2023, 2024 and 2025:

	For the years ended December 31,
	2023	2024	2025	2025
	HK$	HK$	HK$	US$
Current
– Hong Kong	—	—	—	—
– PRC	14,234	9	43,766	5,623
	14,234	9	43,766	5,623
Deferred
– Hong Kong	(908,713)	907,664	(9,712)	(1,248)
– PRC	—	18,830	234,295	30,103
	(908,713)	926,494	224,583	28,855
Income tax (benefits) expense	(894,479)	926,503	268,349	34,478

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

Our income tax expense amounted to HK$926,503 for the year ended December 31, 2024 and our overall effective tax rate was 53.4% for the year ended December 31, 2024. Our income tax expense mainly represented the deferred tax assets utilized to offset the operating income of Samfine HK for the year 2024.

Our income tax expense amounted to HK$268,349 (US$34,478) for the year ended December 31, 2025 and our overall effective tax rate was 1.4% for the year ended December 31, 2025. Our income tax expense primarily reflected the derecognition of deferred tax assets due to the significant operating loss incurred by Samfine HK during the year ended December 31, 2025, which limited the availability of future taxable profits to support their recoverability.

Net loss

We reported a net loss of HK$3,386,868 and HK$2,660,408 for the year ended December 31, 2023 and 2024, respectively.

As a result of the foregoing, our net loss increased by 644.8% to a net loss of HK$19,815,422 for the year ended December 31, 2025 from HK$2,660,408 for the year ended December 31, 2024. The increase in net income (loss) was predominantly due to the increase in marketing and promotion expenses, research and development costs and legal and professional fee during the year ended December 31, 2025.

LIQUIDITY AND CAPITAL RESOURCES

The following table sets forth a breakdown of our current assets and liabilities as of the dates indicated.

	As of December 31,
	2024	2025	2025
	HK$	HK$	US$
CURRENT ASSETS
Cash and cash equivalents	44,637,131	31,172,798	4,005,088
Restricted cash	14,545,723	15,023,582	1,930,233
Accounts receivable, net
-Third parties	23,167,061	28,739,851	3,692,502
-Related parties	570,149	516,920	66,414
Prepayments and other current assets, net	21,274,088	13,517,496	1,736,731
Investment in life insurance contract, net	1,555,526	—	—
Inventories, net	11,757,137	12,849,149	1,650,861
Prepaid income tax	—	277,570	35,662
Total current assets	117,506,815	102,097,366	13,117,491
CURRENT LIABILITIES
Accounts and bills payable	54,392,905	53,960,626	6,932,872
Accruals and other payables	12,758,304	6,441,731	828,020
Banks and other borrowings	13,402,782	23,549,661	3,025,665
Due to related parties	246,185	100,000	12,848
Operating lease liabilities	2,270,289	5,113,112	656,934
Total current liabilities	83,070,465	89,168,130	11,456,339
Net current assets	34,436,350	12,929,236	1,661,152

Accounts receivable, net

Accounts receivable represented receivables from our customers arising from our sales. We generally grant our customers a credit period ranging from 60 to 90 days, depending on their reputation, transaction history and the products purchased. Our accounts receivable increased by 23.3% to HK$29,256,771 (US$3,758,916) as of December 31, 2025 from HK$23,737,210 as of December 31, 2024, which was mainly due to the increase in sales orders in December 2025 and the delayed payment by our customers.

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

Prepayments and other current assets, net

The following table sets forth a breakdown of our prepayments and other current assets as of the dates indicated:

	As of December 31,
	2024	2025	2025
	HK$	HK$	US$
Deposits	421,157	471,078	60,524
Prepayments to suppliers	3,549,283	1,371,095	176,159
Prepaid expenses	14,200,000	7,475,000	960,390
Input VAT	2,475,923	4,100,394	526,819
Others	627,725	99,930	12,839
Total	21,274,088	13,517,496	1,736,731

Our prepayments and other current assets, net decreased by 36.5% to HK$13,517,496 (US$1,736,731) as of December 31, 2025 from HK$21,274,088 as of December 31, 2024. The decrease was principally due to decrease in prepaid expenses in relation to marketing and media communication services to enhance brand awareness and drive sales growth in the coming years.

Investment in life insurance policy, net

Our investment in life insurance policy, net amounted to HK$1,559,502 (US$200,365) as of December 31, 2025. Mr. Cheng is the key management person insured under the contracted life insurance policies to insure against the death of the key member of management of the Company. For details of the investment in life insurance policy, net, please refer to Note 7 of the section headed “Index to consolidated financial statements — Notes to the Consolidated Financial Statements” in this annual report.

Inventories, net

The following table sets forth a breakdown of our inventories, net as of the dates indicated:

	As of December 31,
	2024	2025	2025
	HK$	HK$	US$
Raw materials	2,017,541	3,772,944	484,749
Work-in-progress	7,071,984	3,749,895	481,787
Finished goods	2,667,612	5,326,310	684,325
Total	11,757,137	12,849,149	1,650,861

Our inventories consisted of raw materials, work-in-progress and finished goods. Our inventories increased by 9.3% to HK$12,849,149 (US$1,650,861) as of December 31, 2025 from HK$11,757,137 as of December 31, 2024. The increase was because our products were not yet delivered to customers as of December 31, 2025.

We review our inventory levels on a regular basis. We believe that maintaining appropriate levels of inventories can help us better plan raw material procurement and deliver our products to meet customer demand in a timely manner without straining our liquidity.

During the years ended December 31, 2024 and 2025, our obsolete and slow-moving inventories amounted to HK$20,716 and nil, respectively.

Accounts and bills payable

Our accounts and bills payable mainly related to the purchase of raw materials from our suppliers. Our suppliers usually grant us a credit period between 60 and 90 days.

Our accounts and bills payable remained relatively stable at HK$54,392,905 and HK$53,960,626 (US$6,932,872) as of December 31, 2024 and 2025, respectively.

Accruals and other payables

The following table sets forth a breakdown of our accruals and other payables as of the dates indicated:

	As of December 31,
	2024	2025	2025
	HK$	HK$	US$
Payroll payable	2,958,302	2,634,049	338,423
Accrued expenses	630,462	1,003,369	128,913
Customer deposits	1,544,620	1,557,500	200,108
Contract liabilities	7,530,159	908,389	116,710
Other taxes	64,091	341,424	43,866
Others	30,670	—	—
Total	12,758,304	6,441,731	828,020

Our accruals and other payables decreased by 49.5% to HK$6,441,731 (US$828,020) as of December 31, 2025 from HK$12,758,304 as of December 31, 2024 principally due to lower contract liabilities arising from reduced advance payments received from customers before the Company transferred the goods to customers.

Balances with related parties

The following table set forth the breakdown of our balances due from related party as of the dates indicated:

		As of December 31,
		2024	2025	2025
	Nature	HK$	HK$	US$
Due from Jiamei Cultural and Creative (Shenzhen) Co., Ltd, a company wholly-owned by Mrs. Cheng	Accounts receivable	570,149	516,920	66,414

Amounts due from related parties are unsecured, interest-free with no specific repayment terms. The accounts receivable represented the sales of printing materials to Jiamei during the year. As of the date of this annual report, the accounts receivable from Jiamei Cultural and Creative (Shenzhen) Co., Ltd was HK$434,140. These amounts are expected to be settled in July 2026.

The following table set forth the breakdown of our balances due to related parties as of the dates indicated:

		As of December 31,
		2024	2025	2025
	Nature	HK$	HK$	US$
Due to Mr. Cheng	Commissions payable	80,000	60,000	7,709
Due to Mr. Cheng	Fund Transfer	79,834	—	—
Due to Mrs. Cheng	Commissions payable	50,577	40,000	5,139
Due to Mrs. Cheng	Fund Transfer	35,774	—	—
Total		246,185	100,000	12,848

Amounts due to the related parties represented both fund transfer and commission payable regarding the referral of customers by Mr. Cheng and Mrs. Cheng to the Company. The balances are unsecured, interest-free with no specific repayment terms.

Amount due from Jiamei Cultural and Creative (Shenzhen) Co., Ltd remained relatively stable at HK$570,149 and HK$516,920 (US$66,414) as of December 31, 2024 and 2025, respectively.

The overall decrease in balances owing to Mr. Cheng and Mrs. Cheng by 59.4% to HK$100,000 (US$12,848) as of December 31, 2025 from HK$246,185 as of December 31, 2024 was mainly due to the net repayments made to Mr. Cheng and Mrs. Cheng during the year ended December 31, 2025.

Operating lease liabilities

Our operating lease liabilities mainly related to our rented premises for our plants and office. The current portion of our operating lease liabilities increased by 125.2% to HK$5,113,112 (US$656,934) as of December 31, 2025 from HK$2,270,289 as of December 31, 2024, which was primarily due to the renewal of a leased property and the addition of two new lease properties during the year ended December 31, 2025.

Cash Flows

The following table sets forth a summary of our cash flows information for the years indicated:

	Years ended December 31,
	2023	2024	2025	2025
	HK$	HK$	HK$	US$
Cash and cash equivalents at the beginning of the year	25,439,867	17,349,390	44,637,131	5,734,988
Restricted cash at the beginning of the year	11,056,826	6,347,680	14,545,723	1,868,838
Cash and cash equivalents and restricted cash at the beginning of the year	36,496,693	23,697,070	59,182,854	7,603,826
Net cash used in operating activities	(6,955,443)	(11,976,179)	(21,064,036)	(2,706,311)
Net cash used in investing activities	(3,349,118)	(10,400,683)	(8,718,653)	(1,120,174)
Net cash (used in)/generated from financing activities	(2,495,062)	57,862,646	16,796,215	2,157,980
Cash and cash equivalents and restricted cash at the end of the year	23,697,070	59,182,854	46,196,380	5,935,321
Cash and cash equivalents at the end of the year	17,349,390	44,637,131	31,172,798	4,005,088
Restricted cash at the end of the year	6,347,680	14,545,723	15,023,582	1,930,233
Cash and cash equivalents and restricted cash at the end of the year	23,697,070	59,182,854	46,196,380	5,935,321

Cash used in operating activities

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

For the year ended December 31, 2024, we had net cash used in operating activities of HK$11,976,179 mainly arising from net loss from our operation of HK$2,660,408, as adjusted for non-cash items and changes in operating assets and liabilities. Adjustments for non-cash items consisted of (i) depreciation of plant and equipment of HK$2,811,095; (ii) amortization of intangible assets of HK$80,592; (iii) reversal of allowance for expected credit losses of HK$321,976; and (iv) loss on disposal of plant and equipment of HK$189,087. Changes in operating assets and liabilities mainly include (i) increase in inventories of HK$3,484,566 primarily because our products were still under production and not yet delivered to customers as of December 31, 2024; and (ii) increase in prepayments and other current assets of HK$30,621,692, partially offset by (i) decrease in accounts receivable of HK$8,255,499 due to prompt settlements by customers in December 2024; (ii) increase in accounts and bills payable of HK$7,275,998 mainly due to more raw materials purchases close to the year-end of 2024; (iii) increase in accruals and other payables of HK$5,555,074 mainly due to increased contract liabilities in relation to deposits received from customers close to the year-end of 2024; and (iv) decrease in deferred tax assets of HK$769,568.

For the year ended December 31, 2025, we had net cash used in operating activities of HK$21,064,036 (US$2,706,311) mainly arising from net loss from our operation of HK$19,815,422 (US$2,545,890), as adjusted for non-cash items and changes in operating assets and liabilities. Adjustments for non-cash items consisted of (i) depreciation of plant and equipment of HK$2,965,889 (US$381,058); (ii) amortization of intangible assets of HK$148,099 (US$19,028); (iii) allowance for expected credit losses of HK$105,834 (US$13,598); and (iv) gain on disposal of plant and equipment of HK$1,858,934 (US$238,836). Changes in operating assets and liabilities mainly include (i) increase in inventories of HK$1,092,012 (US$140,302) primarily because our products were not yet delivered to customers as of December 31, 2025; and (ii) increase in accounts receivable of HK$5,625,541 (US$722,771) due to the increase in sales orders in December 2025 and the delayed payment by our customers, (iii) decrease in accounts and bills payable of HK$1,669,481 (US$214,495), and (iv) decrease in accruals and other payables of HK$6,313,573 (US$811,169) mainly due to decreased contract liabilities in relation to principally due to reduced advance payments received from customers before the Company transferred the goods to customers, partially offset by (i) decrease in prepayments and other current assets of HK$12,144,092 (US$1,560,275) due to decrease in prepaid expenses in relation to marketing and media communication services to enhance brand awareness and drive sales growth in the coming years; and (ii) decrease in deferred tax assets of HK$374,983 (US$48,178).

Net cash used in investing activities

For the year ended December 31, 2023, net cash used in investing activities was HK$3,349,118 which related to the purchase of equipment and intangible assets of HK$1,738,252, prepayment for the acquisition of plant and equipment of HK$1,357,434 and investment in life insurance policy of HK$1,564,333; partially offset by the proceed from disposal of plant and equipment of HK$1,310,901.

For the year ended December 31, 2024, net cash used in investing activities was HK$10,400,683 which related to the purchase of equipment and intangible assets of HK$10,585,946, prepayment for the acquisition of plant and equipment of HK$23,599; partially offset by the proceed from disposal of plant and equipment of HK$208,862.

For the year ended December 31, 2025, net cash used in investing activities was HK$8,718,653 (US$1,120,174) which related to the purchase of equipment and intangible assets of HK$7,185,164 (US$923,151), prepayment for the acquisition of plant and equipment of HK$4,032,965 (US$518,156); partially offset by the proceed from disposal of plant and equipment of HK$2,499,476 (US$321,133).

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

For the year ended December 31, 2024, net cash generated from financing activities of HK$57,862,646 consisted of (i) net proceeds from issue of ordinary shares of HK$63,945,093; (ii) proceeds from banks and other borrowings of HK$16,087,571; and (iii) repayment from related party of HK$2,086,415, which was partially offset by (i) repayment of banks and other borrowings of HK$18,981,993; (ii) repayment of obligation under finance lease of HK$145,240; and (iii) repayment to related parties of HK$1,786,008.

For the year ended December 31, 2025, net cash generated from financing activities of HK$16,796,215 (US$2,157,980) consisted of (i) proceeds from banks and other borrowings of HK$36,267,853 (US$4,659,701), which was partially offset by (i) repayment of banks and other borrowings of HK$19,325,453 (US$2,482,937); and (ii) repayment to related parties of HK$146,185 (US$18,782).

Capital Expenditures

We incurred capital expenditures of HK$1,738,252, HK$10,585,946 and HK$7,185,164 (US$923,151), for the years ended December 31, 2023, 2024 and 2025, respectively, which mainly related to the purchase of our machineries by Samfine SZ.

Contractual Obligations

The following table summarized our undiscounted contractual obligations as of December 31, 2025:

	Payment due by period
	Less than 1 year	1 to 2 years	2 to 3 years	More than 3 years	Total
	HK$	HK$	HK$	HK$	HK$
Contractual Obligations:
Operating lease obligation	6,135,527	5,954,189	5,113,884	11,412,401	28,616,001

	Payment due by period
	Less than 1 year	1 to 2 years	2 to 3 years	More than 3 years	Total
	US$	US$	US$	US$	US$
Contractual Obligations:
Operating lease obligation	788,294	764,995	657,033	1,466,268	3,676,590

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, including arrangements that would affect its liquidity, capital resources, market risk support, and credit risk support or other benefits.

ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management

Set forth below is information concerning our directors, director appointees, and executive officers.

Name	Age	Position(s)
Mr. Wing Wah Cheng, Wayne	58	Chief Executive Officer, Director and chairman of the board of directors
Ms. Kwan Hung Cheng	59	Director
Ms. Meifang Chen	45	Chief Financial Officer
Mr. Sum Chin Cheung	40	Independent Director
Mr. Chi Kit Lau	47	Independent Director
Mr. Chung Ho Chan	35	Independent Director

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

Ms. Kwan Hung Cheng is the director of the Company and has served as the general manager of Samfine SZ since 2009. Ms. Cheng has over 13 years of experience in the printing industry since joining Samfine SZ as a general manager in 2009. Prior to joining Samfine SZ, Ms. Cheng founded New Concept Advertising Co., Ltd. in 1992 which principally engaged in advertising business and has accumulated over 25 years of experience in the advertising industry. Her extensive experience in marketing and advertising has been instrumental in the corporate and business development of our operating subsidiaries, particularly in the formulation of corporate strategies as well as market positioning of our operating subsidiaries’ printed products. Ms. Cheng completed the Advanced Business Administration Quality Course Seminar organized by Shenzhen Research Institute of Tsinghua University in 2008.

Ms. Meifang Chen is the Chief Financial Officer of our Company. Ms. Chen has been serving as the financial director of Samfine SZ since 2018. Ms. Chen has over 14 years of experience in field of accounting. Prior to joining Samfine SZ, Ms. Chen worked in Dongguan Bailing Weaving Company Limited as an accountant of the financial department from 2007 to 2011 and subsequently, worked in Ronghua Printing and Packaging (Heyuan) Company Limited as the deputy head of accounting of finance department from 2012 to 2018. Ms. Chen obtained a bachelor’s degree in accounting from Donguan University of Technology in 2012 and subsequently obtained a primary qualification in accountancy in June, 2012.

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

Mr. Chung Ho Chan was appointed as our independent director on February 7, 2025 and has been serving as the chairman of the audit committee, a member of the nominating and corporate governance committee and compensation. Mr. Chan has over 10 years of experience in the auditing and accounting profession. He has been the assistant finance manager of Eagle Nice (EAG) Limited, a wholly-owned subsidiary of Eagle Nice (International) Holdings Limited, the shares of which are listed on The Stock Exchange of Hong Kong Limited (SEHK: 2368), between February 2021 and April 2024. He worked at Deloitte Touche Tohmatsu with his last position being a senior in audit and assurance department between March 2016 and January 2021. He worked at Fok Chan Leung Wan CPA Limited with his last position being an audit semi-senior between March 2013 and December 2015. Mr. Chan graduated with a bachelor of business administration (honours) in accounting from the Hong Kong Metropolitan University (formerly the Open University of Hong Kong) in June 2013. He is a practicing member of The Hong Kong Institute of Certified Public Accountants and an associate of the Institute of Chartered Accountants in England and Wales.

Family Relationships

Mr. Wing Wah Cheng, Wayne and Ms. Kwan Hung Cheng are husband and wife. There is no other family relationship, as defined in Item 401 of Regulation S-K, among any of our executive officers or directors.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified period — typically for one year. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate an executive officer’s employment without cause upon thirty days’ advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based. The executive officer may resign at any time with a thirty days’ advance written notice.

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

Controlled Company

Mr. Wing Wah Cheng, Wayne, the Controlling Shareholder beneficially own approximately 96.81% of the aggregate voting power of our outstanding Ordinary Shares and therefore have the ability to determine all matters requiring approval by shareholders. As a result, we may be deemed a “controlled company” within the meaning of the Nasdaq listing rules. If we are deemed a controlled company, we are permitted to elect to rely on certain exemptions from the obligations to comply with certain corporate governance requirements, including:

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

B. Compensation

For the year ended December 31, 2025, we paid an aggregate of HK$4,495,135 (approximately US$352,074) in cash (including salaries and retirement benefits scheme contribution) to our directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. We have not made any agreements with our directors or executive officers to provide benefits upon termination of employment. Our Hong Kong subsidiary is required by law to make contributions equal to certain percentages of each employee’s salary for his or her mandatory provident fund. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Equity Compensation Plan Information

We have not adopted any equity compensation plans.

Outstanding Equity Awards at Fiscal Year-End

As of December 31, 2025 and December 31, 2024, we had no outstanding equity awards.

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

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him or her, subject to applicable community property laws. Percentage of beneficial ownership of each listed person is based on 4,060,000 Ordinary Shares, consisting of 2,260,000 Class A Ordinary Shares and 1,800,000 Class B Ordinary Shares issued and outstanding as of the date of this annual report.

	Ordinary Shares beneficially owned
Directors and Executive Officers(1):	Number of Class A Ordinary Shares	Number of Class B Ordinary Shares	Total Number of Ordinary Shares	Approximate percentage of outstanding Ordinary Shares	Approximate percentage of aggregate Voting Power*
Mr. Wing Wah Cheng, Wayne(2)	1,040,720	1,800,000	14,203,600	69.97%	96.81%
Ms. Kwan Hung Cheng(2)	—	—	—	—	—
Ms. Meifang Chen	—	—	—	—	—
Mr. Sum Chin Cheung	—	—	—	—	—
Mr. Chi Kit Lau	—	—	—	—	—
Mr. Chung Ho Chan	—	—	—	—	—
All directors and executive officers as a group	1,040,720	1,800,000	14,203,600	69.97%	96.81%

5% Shareholder:
Mr. Wing Wah Cheng, Wayne	1,040,720	1,800,000	14,203,600	69.97%	96.81%

Notes:

(*)	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A ordinary shares and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to 20 votes per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders and other matters as may otherwise be required by law.

(1)	Unless otherwise indicated, the correspondence address of each of the individuals is Flat B, 8/F, Block 4, Kwun Tong Industrial Centre, 436-446 Kwun Tong Road, Kwun Tong, Kowloon, Hong Kong.
(2)	Ms. Kwan Hung Cheng is the spouse of Mr. Wing Wah Cheng, Wayne.

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

List of Related Parties

Name of related parties	Relationship with the Company
Mr. Wing Wah Cheng, Wayne	Chairman of the Board, Director, the Controlling Shareholder
Ms. Kwan Hung Cheng	Director and spouse of the Controlling Shareholder
Mr. Zheng Hongrong	Director of Samfine SZ, a subsidiary of the Company
Jiamei Cultural and Creative (Shenzhen) Co., Ltd. (“Jiamei”)	A company wholly-owned by Ms. Kwan Hung Cheng

Balances with related parties

As of December 31, 2023, 2024 and 2025, amounts due from related parties consisted of the following:

		As of December 31,
	Nature	2023	2024	2025	2025
		HK$	HK$	HK$	US$

Due from Jiamei	Accounts receivable	—	570,149	516,920	66,414
Due from Jiamei	Fund Transfer	2,086,415	—	—	—
Total		2,086,415	570,149	516,920	66,414

Amounts due from related parties are unsecured, interest-free with no specific repayment terms. The accounts receivable represented the sales of printing materials to Jiamei during the year. As of the date of this annual report, the accounts receivable from Jiamei was HK$486,883. These amounts are expected to be settled in September 2026.

As of December 31, 2023, 2024 and 2025, amounts due to related parties consisted of the following:

		As of December 31,
Amounts due to related parties	Nature	2023	2024	2025	2025
		HK$	HK$	HK$	US$
Due to Mr. Wing Wah Cheng, Wayne(1)	Commissions payable	40,000	80,000	60,000	7,709
Due to Mr. Wing Wah Cheng, Wayne(1)	Fund Transfer	72,102	79,834	—	—
Due to Ms. Kwan Hung Cheng(2)	Commissions payable	—	50,577	40,000	5,139
Due to Ms. Kwan Hung Cheng(2)	Fund Transfer	1,920,091	35,774	—	—
Total		2,032,193	246,185	100,000	12,848

Amounts due to the related parties represented both fund transfer and commission payable regarding the referral of customers by Mr. Wing Wah Cheng, Wayne and Ms. Kwan Hung Cheng to the Company. The balances are unsecured, interest-free with no specific repayment terms.

(1)	As of the date of this annual report, the commissions payable to Mr. Wing Wah Cheng, Wayne was HK$60,000. These amounts are expected to be settled in May 2026.
(2)	As of the date of this annual report, the commissions payable to Ms. Kwan Hung Cheng was HK$60,000. These amounts are expected to be settled in May 2026.

During the year ended December 31, 2024, the largest accounts receivable amount outstanding with the related parties was HK$570,149 due from Jiamei. During the year ended December 31, 2025, the largest accounts receivable amount outstanding with the related parties was HK$516,920 (US$66,414) due from Jiamei.

During the year ended December 31, 2024, the largest amount outstanding commission payable to the related parties were HK$80,000 due to Mr. Wing Wah Cheng, Wayne, and HK$50,577 due to Ms. Kwan Hung Cheng, respectively. During the year ended December 31, 2025, the largest amount outstanding commission payable to the related parties were HK$60,000 (US$7,709) due to Mr. Wing Wah Cheng, Wayne, and HK$40,000 (US$5,139) due to Ms. Kwan Hung Cheng, respectively.

During the year ended December 31, 2023, the largest amount outstanding with the related parties were HK$848,687 due from Ms. Kwan Hung Cheng, HK$2,086,637 due from Jiamei, HK$72,102 due to Mr. Wing Wah Cheng, Wayne and HK$5,000,000 due to Ms. Kwan Hung Cheng, respectively. During the year ended December 31, 2024, the largest amount outstanding with the related parties were HK$2,086,415 due from Jiamei, HK$374,499 due to Mr. Wing Wah Cheng, Wayne and HK$1,920,091 due to Ms. Kwan Hung Cheng, respectively. During the year ended December 31, 2025, the largest amount outstanding with the related parties were HK$159,834 (US$20,536) due to Mr. Wing Wah Cheng, Wayne and HK$86,351 (US$11,094) due to Ms. Kwan Hung Cheng, respectively.

The amounts due from related parties were non-trade nature advances from these related parties other than the accounts receivable. The balances were unsecured and interest free with no specific repayment terms. During the year ended December 31, 2025, we made accounts receivable of HK$516,920 (US$66,414). During the year ended December 31, 2024, we made accounts receivable of HK$570,149 and received repayment of HK$2,086,415 from Jiamei.

The amounts due to related parties were non-trade nature advances to these related parties other than commissions payable. The balances were unsecured and interest free with no specific repayment terms. During the year ended December 31, 2025, we had made repayment to Mr. Wing Wah Cheng, Wayne of HK$79,834 (US$10,257) and settled commissions payable of HK$20,000 (US$2,570) to Mr. Wing Wah Cheng, Wayne. We had settled of HK$35,774 (US$4,596) to Ms. Kwan Hung Cheng and settled commissions payable of $10,577 (US$1,359) to Ms. Kwan Hung Cheng. During the year ended December 31, 2024, we had advances from Mr. Wing Wah Cheng, Wayne of HK$7,732 (US$995) and commissions payable of HK$40,000 (US$5,150) to Mr. Wing Wah Cheng, Wayne. We had settled of HK$1,884,317 (US$242,584) to Ms. Kwan Hung Cheng and there was increase in commissions payable of $50,577 (US$6,511) to Ms. Kwan Hung Cheng.

During the years ended December 31, 2023, 2024 and 2025, the Company incurred the following significant related party transactions:

	Years ended December 31,
	2023	2024	2025	2025
Jiamei	HK$	HK$	HK$	US$
Revenue(1)	—	638,635	1,051,069	135,042

Ms. Kwan Hung Cheng
Rental paid(2)	3,320,100	3,313,247	3,470,080	445,837
Sales commission	578,095	1,160,231	1,038,745	133,458

Mr. Wing Wah Cheng, Wayne
Sales commission	191,591	286,005	255,377	32,811

(1)	As of the date of this annual report, the revenue from Jiamei, an entity controlled by Ms. Kwan Hung Cheng of the Company was approximately HK$105,389 (approximately US$13,540).
(2)	The leased property is jointly-owned by Ms. Kwan Hung Cheng and Mr. Zheng Hongrong. As of the date of this annual report, the lease transaction with Ms. Kwan Hung Cheng and Mr. Zheng Hongrong was approximately HK$917,813 (approximately US$117,921).
(3)	As of the date of this annual report, the sales commission with Ms. Kwan Hung Cheng and Mr. Wing Wah Cheng, Wayne was approximately HK$49,576 (approximately US$6,370) and HK$55,068 (approximately US$7,075), respectively.

Revenue with related parties

Amount represented revenue from Jiamei, an entity controlled by Ms. Kwan Hung Cheng of the Company.

Lease transaction with related parties

Samfine SZ entered into lease agreement with Ms. Kwan Hung Cheng, our director, and Mr. Zheng Hongrong, director of Samfine SZ, a subsidiary of the Company, for the lease of one of our PRC operating subsidiaries’ production facilities in Shenzhen, the PRC. The lease term for such production facility was from January 12, 2014 to May 1, 2015, with a monthly rental fee of RMB213,100, which was subsequently increased to RMB250,000 since January 1, 2022. The lease is then renewed from May 2, 2022 to May 1, 2025, with a monthly rental fee of RMB250,000. The lease was then renewed from May 2, 2025 to May 1, 2031, with an initial monthly rental fee of RMB275,000. The rental rate shall increase by 5% biennially.

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

On May 5, 2025, Samfine SZ entered into a 2-year other borrowing of RMB8.46 million (approximately US$1.08 million) with a financial institution for operating purposes. The loan is guaranteed by Mr. and Mrs. Cheng, and pledged by the Company’s machineries. The loan is repayable in monthly installments over the 2-year tenor, and is carrying at variable interest rate.

On July 24, 2025, Samfine HK obtained a banking facility from Livi Bank Limited (“LIVI”) pursuant to which LIVI agreed to grant to Samfine HK a facility with a maximum loan amount of HK$10.0 million bearing interest at 0.3% monthly flat rate commencing from the loan effective date and ending on August 20, 2029. The facility is guaranteed by Mr. Wing Wah Cheng, Wayne and the HKMC Insurance Limited under a SME Financing Guarantee Scheme in Hong Kong.

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

ITEM 9. THE OFFER AND LISTING

A. Offering and Listing Details

Our Class A Ordinary Shares have been listed on the Nasdaq Capital Market since October 16, 2024 under the symbol “SFHG.”

B. Plan of Distribution

Not applicable.

C. Markets

Our Class A Ordinary Shares have been listed on the Nasdaq Capital Market since October 16, 2024 under the symbol “SFHG.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

As of the date of this annual report, we are authorized to issue a maximum of 160,000,000 shares with a par value of $0.0003125 per Share. On May 13, 2025, the Company held the extraordinary general meeting to approve: (a) the issued 20,300,000 ordinary shares of par value of US$0.0000625 be re-designated and re-classified into 11,300,000 Class A ordinary shares of par value US$0.0000625 each with 1 vote per share on a one for one basis and 9,000,000 Class B ordinary shares of par value US$0.0000625 each with 20 votes per share on a one for one basis, and the remaining authorized but unissued 779,700,000 ordinary shares be re-designated and re-classified into Class A ordinary shares of par value US$0.0000625 each with 1 vote per share on a one for one basis; (b) adopt new memorandum and articles of association of the Company to reflect the adoption of a dual-class share structure, and the provision of the rights and privileges of Class A ordinary shares and Class B ordinary shares. The share re-designation is effective on May 15, 2025. On December 30, 2025, the Company held its annual general meeting to approve: the consolidation of every five (5) issued and unissued shares (namely, both class A ordinary shares of par value US$0.0000625 each and class B ordinary shares of par value US$0.0000625 each) in the share capital of the Company into one (1) share of par value US$0.0003125 each. As a result, authorized share capital of the Company was changed from US$50,000 consisting of 800,000,000 shares of par value US$0.0000625 each comprised of (a) 791,000,000 class A ordinary shares of par value US$0.0000625 each and (b) 9,000,000 class B ordinary shares of par value US$0.0000625 each, to US$50,000 consisting of 160,000,000 shares of par value US$0.0003125 each comprised of (a) 158,200,000 class A ordinary shares of par value US$0.0003125 each and (b) 1,800,000 class B ordinary shares of par value US$0.0003125 each. The share consolidation is effective on February 27, 2026.

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

E. Taxation

Cayman Islands Taxation

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to our Company levied by the Government of the Cayman Islands save for certain stamp duties which may be applicable, from time to time, on certain instruments. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies save for those which hold interests in land in the Cayman Islands. There are no exchange control regulations or currency restrictions in effect in the Cayman Islands. Legislative, administrative or judicial changes may in the future affect the Cayman Islands tax position described above.

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

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act related to the furnishing and content of proxy statements to shareholders under the federal proxy rules contained in Sections 14(a), (b) and (c) of the Exchange Act, and our executive officers, directors and principal shareholders are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Effective March 18, 2026, our executive officers and directors will be required, pursuant to the Holding Foreign Insiders Accountable Act, to file Section 16(a) reports with the SEC to disclose their beneficial ownership of our securities. Our 10% shareholders who are not officers or directors, however, will remain exempt from Section 16(a) reporting requirements.

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

Customer concentration risk

For the year ended December 31, 2023, three customers accounted for approximately 32.4%, 29.1% and 24.0% of our total revenue. For the year ended December 31, 2024, three customers accounted for approximately 27.9%, 25.8% and 23.6% of our total revenue. For the year ended December 31, 2025, three customers accounted for approximately 27.2%, 27.1% and 22.1% of our total revenue.

As of December 31, 2024, three customers accounted for approximately 42.2%, 27.6% and 11.9% of the total balance of accounts receivable. As of December 31, 2025, three customers accounted for approximately 47.5%, 19.4% and 16.2% of the total balance of accounts receivable.

As of December 31, 2024, one customer accounted for approximately 98.2% of the total balance of contract liabilities. As of December 31, 2025, one customer accounted for 100.0% of the total balance of contract liabilities.

Vendor concentration risk

For the year ended December 31, 2023, one vendor accounted for approximately 12.7% of our total purchases. For the year ended December 31, 2024, one vendor accounted for approximately 18.7% of our total purchases. For the year ended December 31, 2025, no vendor accounted for over 10% of our total purchases.

As of December 31, 2024, two vendors accounted for approximately 27.3% and 11.0% of the total balance of accounts payable. As of December 31, 2025, one vendor accounted for approximately 22.1% of the total balance of accounts payable.

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

E. Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-275498) for our initial public offering, which was declared effective by the SEC on September 30, 2024. In October 16, 2024, we completed our IPO in which we issued and sold an aggregate of 2,000,000 Class A Ordinary Shares, at a price of $4.00 per share for a total net proceeds, after deducting discounts, expenses allowance and expenses, of approximately HK$7.8 million. Cathay Securities, Inc. was the representative of the underwriters of our initial public offering.

The primary purposes of this offering are to create a public market for our Class A Ordinary Shares for the benefit of all shareholders. We plan to use the net proceeds of this offering as follows:

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

Attestation Report of the Registered Public Accounting Firm

FundCertify CPA Professional Corporation has audited the effectiveness of our internal control over financial reporting as of December 31, 2025 as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

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

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by FundCertify CPA Professional Corporation (“FUNDCERTIFY”) and WWC, P.C, our independent registered public accounting firm after and before August 21, 2025, respectively, for the periods indicated.

FUNDCERTIFY

	Years Ended December 31,
Services	2023	2024	2025
	HK$	HK$	HK$

Audit Fees(1)	—	1,476,168	389,059
Audit-Related Fees(2)	—	39,166	—
Tax Fees	—	—	—
Others(3)	—	—	—
Total	792,383	1,515,334	389,059

WWC, P.C

	Years Ended December 31,
Services	2023	2024	2025
	HK$	HK$	HK$

Audit Fees(1)	784,226	1,476,168	—
Audit-Related Fees(2)	8,157	39,166	—
Tax Fees	—	—	—
Others(3)	—	—	—
Total	792,383	1,515,334	—

(1)	Audit fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or for the audits of our financial statements and review of the interim financial statements in connection with our initial public offering in 2024.
(2)	“Audit-related fees” means the aggregate fees billed for professional services rendered by our principal auditors for the assurance and related services, which mainly included the audit and review of financial statements and are not reported under “Audit fees” above.
(3)	“Others” means the aggregate fees billed for professional services rendered by our principal auditors other than the professional services reported under “audit fees”, “audit-related fees” and “tax fees”.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by FUNDCERTIFY and WWC, P.C, including audit services, audit-related services, tax services and all other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

ITEM 16.D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16.E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16.F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Dismissal of WWC, P.C.

The Company dismissed WWC, P.C. (“WWC”), as auditors of the Company effective August 21, 2025. The dismissal of WWC was considered and approved by the Board of Directors of the Company. The Company’s decision to make this change was not the result of any disagreement between the Company and WWC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

The audit report of WWC on the consolidated financial statements of the Company as of December 31, 2023 and 2024 and for the fiscal years ended December 31, 2023 and 2024 did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, scope of accounting principles. Furthermore, during the Company’s two years ended December 31, 2023 and 2024 and through August 21, 2025, there were no disagreements with WWC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to WWC’s satisfaction, would have caused WWC to make reference to the subject matter of the disagreement in connection with its report on the Company’s financial statements for such periods. During the Company’s two most recent fiscal years and through August 21, 2025, there were no “reportable events” as that term is described in Item 16F(a)(1)(v) of Form 20-F.

Appointment of FundCertify CPA Professional Corporation

Effective August 21, 2025, the Board of Directors of the Company approved the appointment of FundCertify CPA Professional Corporation, as successor auditor for the year ended December 31, 2025.

During the two most recent fiscal years and any subsequent interim periods prior to the engagement of FUNDCERTIFY, neither the Company, nor someone on behalf of the Company, has consulted FUNDCERTIFY regarding either (a) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report was provided to the Company or oral advice was provided that FUNDCERTIFY concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (b) any matter that was the subject of a disagreement as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16F of Form 20-F, or any reportable events as described in Item 16F(a)(1)(v) of Form 20-F.

ITEM 16.G. CORPORATE GOVERNANCE

Rule 5635(c) of the Nasdaq Rules requires a Nasdaq-listed company to obtain its shareholders’ approval of all equity compensation plans, including stock plans, and any material amendments to such plans. Rule 5615 of the Nasdaq Rules permits a foreign private issuer like our company to follow home country practice in certain corporate governance matters. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. We currently follow and intend to continue to follow Cayman Islands corporate governance practices in lieu of the Nasdaq corporate governance listing standards that listed companies must have a majority of independent directors serving on our board of directors or to establish a nominating committee and a compensation committee composed entirely of independent directors. To the extent we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Class A ordinary shares — As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards.”

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

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of the Company are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1**	Current Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.1 to the Company’s registration statement on Form 6-k filed with the SEC on February 25, 2026)
2.1**	Specimen certificate evidencing Ordinary Shares (incorporated herein by reference to the Registrant’s registration statement on Form F-1 originally filed with the Securities and Exchange Commission on November 13, 2023, as amended)
2.2 *	Description of securities
4.1**	Loan agreement dated October 15, 2020 between Samfine HK and The Bank of East Asia, Limited (incorporated herein by reference to the Registrant’s registration statement on Form F-1 originally filed with the Securities and Exchange Commission on November 13, 2023, as amended)
4.2*	English Translation of Office Lease Contract, by and between Samfine SZ and Ms. Kwan Hung Cheng and Mr. Zheng Hongrong, dated as of April 20, 2025
4.3*	English translation of sales and leaseback agreement dated May 5, 2025 between Samfine SZ and International Far Eastern Co., Ltd
4.4**	Form of Employment Agreement, by and between executive officers and the Registrant (incorporated herein by reference to the Registrant’s registration statement on Form F-1 originally filed with the Securities and Exchange Commission on November 13, 2023, as amended)
4.5**	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated herein by reference to the Registrant’s registration statement on Form F-1 originally filed with the Securities and Exchange Commission on November 13, 2023, as amended)
4.6**	Form of Director Offer Letter between the Registrant and its directors (incorporated herein by reference to the Registrant’s registration statement on Form F-1 originally filed with the Securities and Exchange Commission on November 13, 2023, as amended)
8.1**	List of subsidiaries (incorporated herein by reference to the Registrant’s registration statement on Form F-1 originally filed with the Securities and Exchange Commission on November 13, 2023, as amended)
11.1**	Code of Business Conduct and Ethics (incorporated herein by reference to the Registrant’s registration statement on Form F-1 originally filed with the Securities and Exchange Commission on November 13, 2023, as amended)
12.1*	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1**	Clawback Policy (incorporated herein by reference to the Registrant’s annual report for the year ended December 31, 2024 filed with the Securities and Exchange Commission on April 16, 2025)
101*	The following financial information from the Annual Report on Form 20-F for the fiscal year ended December 31, 2025, formatted in XBRL (Extensible Business Reporting Language) and filed electronically herewith: (i) the Consolidated Balance Sheets; (ii) the Consolidated Statements of Operations; (iii) the Consolidated Statements of Changes in Shareholders’ Equity; (iv) the Consolidated Statements of Cash Flows; and (v) the Notes to the Consolidated Financial Statements.

*	Filed herewith

**	Previously filed

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SAMFINE CREATION HOLDINGS GROUP LIMITED

By:	/s/ Wing Wah Cheng, Wayne
Name:	Wing Wah Cheng, Wayne
Title:	Chairman of the Board, Executive Director and Chief Executive Officer

Date: March 27, 2026

SAMFINE CREATION HOLDINGS GROUP LIMITED
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Board of Directors and Shareholders of

Samfine Creation Holdings Group Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Samfine Creation Holdings Group Limited and its subsidiaries (collectively the “Company”) as of December 31, 2025 and the related consolidated statements of operations and comprehensive income (loss), consolidated statements of changes in shareholders’ equity, and consolidated statements of cash flows for the year ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of our management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of our internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ FundCertify CPA Professional Corporation
FundCertify CPA Professional Corporation
Certified Public Accountants
PCAOB ID: 7189

We have served as auditor of the Company since 2025.
Cary, North Carolina
March 27, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Board of Directors and Shareholders of

Samfine Creation Holdings Group Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Samfine Creation Holdings Group Limited and its subsidiaries (collectively the “Company”) as of December 31, 2024 and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ WWC, P.C.

WWC, P.C.
Certified Public Accountants
PCAOB ID: 1171

We have served as auditor of the Company from 2022 to 2025.
San Mateo, California
April 15, 2025

SAMFINE CREATION HOLDINGS GROUP LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2024 AND 2025

	As of December 31,
	2024	2025	2025
	HK$	HK$	US$
ASSETS
CURRENT ASSETS
Cash and cash equivalents	44,637,131	31,172,798	4,005,088
Restricted cash	14,545,723	15,023,582	1,930,233
Accounts receivable, net
- Third parties	23,167,061	28,739,851	3,692,502
- Related party	570,149	516,920	66,414
Prepayments and other current assets, net	21,274,088	13,517,496	1,736,731
Investment in life insurance contract, net	1,555,526	—	—
Inventories, net	11,757,137	12,849,149	1,650,861
Prepaid income tax	—	277,570	35,662
Total current assets	117,506,815	102,097,366	13,117,491

NON-CURRENT ASSETS
Plant and equipment, net	22,700,784	26,984,809	3,467,014
Intangible assets, net	674,777	650,700	83,602
Investment in life insurance contract, net	—	1,559,502	200,365
Prepayments	14,191,667	9,804,167	1,259,641
Prepayment for acquisition of plant and equipment	23,599	4,056,564	521,188
Operating lease right-of-use assets, net	6,960,066	25,679,797	3,299,346
Deferred tax assets	1,870,819	1,495,836	192,185
Total non-current assets	46,421,712	70,231,375	9,023,341
Total assets	163,928,527	172,328,741	22,140,832

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts and bills payables	54,392,905	53,960,626	6,932,872
Accruals and other payables	12,758,304	6,444,731	828,020
Banks and other borrowings	13,402,782	23,549,661	3,025,665
Due to related parties	246,185	100,000	12,848
Operating lease liabilities	2,270,289	5,113,112	656,934
Total current liabilities	83,070,465	89,168,130	11,456,339

NON-CURRENT LIABILITIES
Banks and other borrowings	3,776,763	10,783,889	1,385,516
Deferred tax liabilities	156,926	6,526	838
Operating lease liabilities	4,689,777	20,566,685	2,642,412
Total non-current liabilities	8,623,466	31,357,100	4,028,766
Total liabilities	91,693,931	120,525,230	15,485,105

COMMITMENTS AND CONTINGENCIES (Note 22)

SHAREHOLDERS’ EQUITY
Ordinary shares: US$0.0000625 par value, 800,000,000 shares authorized, 20,300,000 shares issued and outstanding as of December 31, 2024	9,889	—	—
Class A Ordinary shares: US$0.0000625 par value, 791,000,000 shares authorized, 11,300,000 shares issued and outstanding as of December 31, 2025	—	5,505	707
Class B Ordinary shares: US$0.0000625 par value, 9,000,000 shares authorized, 9,000,000 shares issued and outstanding as of December 31, 2025	—	4,384	563
Additional paid-in capital	68,647,780	68,647,780	8,819,881
Statutory reserve	278,740	278,740	35,813
Accumulated other comprehensive income	2,860,221	2,244,558	288,383
Retained earnings (accumulated losses)	437,966	(19,377,456)	(2,489,620)
Total shareholders’ equity	72,234,596	51,803,511	6,655,727
Total liabilities and shareholders’ equity	163,928,527	172,328,741	22,140,832

The accompanying notes are an integral part of these consolidated financial statements.

SAMFINE CREATION HOLDINGS GROUP LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

	Years ended December 31,
	2023	2024	2025	2025
	HK$	HK$	HK$	US$
REVENUE
- Third parties	117,265,596	152,854,430	168,737,530	21,679,433
- Related parties	—	638,635	1,053,547	135,360

COST OF REVENUE	(85,905,732)	(118,166,134)	(134,741,409)	(17,311,604)
Gross profit	31,359,864	35,326,931	35,049,668	4,503,189

OPERATING EXPENSES
Selling and marketing	(7,817,266)	(13,937,275)	(17,799,754)	(2,286,916)
General and administrative	(25,490,535)	(23,700,001)	(38,847,212)	(4,991,098)
Total operating expenses	(33,307,801)	(37,637,276)	(56,646,966)	(7,278,014)
LOSS FROM OPERATION	(1,947,937)	(2,310,345)	(21,597,298)	(2,774,825)

OTHER INCOME (EXPENSES)
Interest income	123,894	135,474	83,512	10,730
Interest expense	(1,470,798)	(1,253,563)	(1,299,945)	(167,017)
Other income	630,546	876,653	581,517	74,713
Other gains (losses), net	(1,617,052)	817,876	2,685,141	344,987
Total other (expenses) income, net	(2,333,410)	576,440	2,050,225	263,413
LOSS BEFORE INCOME TAX EXPENSES	(4,281,347)	(1,733,905)	(19,547,073)	(2,511,412)
INCOME TAX BENEFITS (EXPENSES)	894,479	(926,503)	(268,349)	(34,478)

NET LOSS	(3,386,868)	(2,660,408)	(19,815,422)	(2,545,890)
FOREIGN CURRENCY TRANSLATION ADJUSTMENT	1,185,094	(1,605,741)	(615,663)	(79,101)
TOTAL COMPREHENSIVE LOSS	(2,201,774)	(4,266,149)	(20,431,085)	(2,624,991)

Weighted average number of ordinary shares:
Basic and diluted	18,000,000	18,478,962	20,300,000	20,300,000
LOSS PER ORDINARY SHARE:
BASIC AND DILUTED	(0.19)	(0.14)	(0.98)	(0.13)

The accompanying notes are an integral part of these consolidated financial statements.

SAMFINE CREATION HOLDINGS GROUP LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

	Ordinary shares		Class A Ordinary Shares		Class B Ordinary Shares		Addition		Accumulated Other	Retained Earnings
	No. of Shares	Par Value	No. of Shares	Par Value	No. of Shares	Par Value	Paid-in Capital	Statutory Reserve	Comprehensive Income	(accumulated Losses)	Total Equity
		HK $		HK $		HK $	HK $	HK $	HK$	HK$	HK$
BALANCE, December 31, 2023	18,000,000	8,775	—	—	—	—	15,491,225	278,740	4,465,962	3,098,374	23,343,076
Issue of shares	2,300,000	1,114	—		—	—	53,156,555	—	—	—	53,157,669
Net loss	—	—	—	—	—	—	—	—	—	(2,660,408)	(2,660,408)
Foreign currency translation	—	—	—	—	—	—	—	—	(1,605,741)	—	(1,605,741)
BALANCE, December 31, 2024	20,300,000	9,889	—	—	—		68,647,780	278,740	2,860,221	437,966	72,234,596
Net loss	—	—	—	—	—	—	—	—	—	(19,815,422)	(19,815,422)
Re-designation of Ordinary shares into Class A and Class B Ordinary Shares	(20,300,000)	(9,889)	11,300,000	5,505	9,000,000	4,384
Foreign currency translation	—	—	—	—	—	—	—	—	(615,663)	—	(615,663)
BALANCE, December 31, 2025	—	—	11,300,000	5,505	9,000,000	4,384	68,647,780	278,740	2,244,558	(19,377,456)	51,803,511
BALANCE, December 31, 2025 (US$)		—		707		563	8,819,881	35,813	288,383	(2,489,620)	6,655,727

The accompanying notes are an integral part of these consolidated financial statements.

SAMFINE CREATION HOLDINGS GROUP LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

	Years ended December 31,
	2023	2024	2025	2025
	HK$	HK$	HK$	US$
Cash flows from operating activities
Net loss	(3,386,868)	(2,660,408)	(19,815,422)	(2,545,890)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities
Depreciation of plant and equipment	3,095,572	2,811,095	2,965,889	381,058
Amortization of intangible assets	82,181	124,202	148,099	19,028
Allowance for (reversal of allowance for) expected credit losses, net	4,917,798	(321,976)	105,834	13,598
Loss (gain) on disposal of plant and equipment	67,423	189,087	(1,858,934)	(238,836)
Impairment of obsolete inventories	267,847	20,716	—	—
Deferred tax assets	(908,713)	769,568	374,983	48,178
Deferred tax liabilities	—	156,926	(150,400)	(19,323)
Changes in operating assets and liabilities
Accounts receivable	(16,962,546)	8,255,499	(5,625,541)	(722,771)
Prepayments	(1,028,294)	(30,621,692)	12,144,092	1,560,275
Inventories	(2,855,446)	(3,484,566)	(1,092,012)	(140,302)
Prepaid income tax	(8,003)	8,003	(277,570)	(35,662)
Accounts and bills payables	6,346,612	7,275,998	(1,669,481)	(214,495)
Accruals and other payables	3,406,899	5,555,074	(6,313,573)	(811,169)
Income tax payable	10,095	(10,095)	—	—
Net cash used in operating activities	(6,955,443)	(11,932,569)	(21,064,036)	(2,706,311)

Cash flows from investing activities
Purchase of plant and equipment and intangible assets	(1,738,252)	(10,629,556)	(7,185,164)	(923,151)
Prepayment for acquisition of plant and equipment	(1,357,434)	(23,599)	(4,032,965)	(518,156)
Investment in life insurance contract	(1,564,333)	—	—	—
Proceeds from disposal of plant and equipment	1,310,901	208,862	2,499,476	321,133
Net cash used in investing activities	(3,349,118)	(10,444,293)	(8,718,653)	(1,120,174)

Cash flows from financing activities
Net proceeds from issue of ordinary shares	—	63,945,093	—	—
Proceeds from banks and other borrowings	8,989,445	16,087,571	36,267,853	4,659,701
Repayment of banks and other borrowings	(11,872,983)	(18,981,993)	(19,325,453)	(2,482,937)
Repayment of finance lease liabilities	(652,762)	(145,240)	—	—
Repayment to related party	—	(1,786,008)	(146,185)	(18,782)
Repayment from related party	848,687	2,086,415	—	—
Advances to related party	(60,561)	—	—	—
Advances from related parties	1,992,720	—	—	—
Deferred offering costs	(1,739,608)	(3,343,192)	—	—
Net cash (used in) generated from financing activities	(2,495,062)	57,862,646	16,796,215	2,157,980
Net (decrease) increase in cash and cash equivalents	(12,799,623)	35,485,784	(12,986,474)	(1,668,505)
Cash and cash equivalents at the beginning of the year	25,439,867	17,349,390	44,637,131	5,734,988
Restricted cash at the beginning of the year	11,056,826	6,347,680	14,545,723	1,868,838
Cash and cash equivalents and restricted cash at the beginning of the year	36,496,693	23,697,070	59,182,854	7,603,826
Cash and cash equivalents at the end of the year	17,349,390	44,637,131	31,172,798	4,005,088
Restricted cash at the end of the year	6,347,680	14,545,723	15,023,582	1,930,233
Cash and cash equivalents and restricted cash at the end of the year	23,697,070	59,182,854	49,196,380	5,935,321
Supplementary cash flow information
Interest received	123,894	135,474	83,512	10,730
Interest paid	(1,470,798)	(1,253,563)	(1,299,945)	(167,017)
Income tax paid	(8,003)	(2,101)	(277,570)	(35,662)
Initial recognition of lease obligations related to right-of-us assets	—	7,985,300	22,448,283	2,884,160
Prepaid offering costs net off with additional paid-in capital	—	7,444,232	—	—
Early termination of operating lease right-of-use assets	—	1,404,919	—	—

The accompanying notes are an integral part of these consolidated financial statements.

SAMFINE CREATION HOLDINGS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. organization and BUSINESS BACKGROUND

Samfine Creation Holdings Group Limited (the “Company,” or “SFHG”), through its wholly-owned subsidiaries (collectively, the “Group”), is engaged in commercial printing services in Hong Kong and the People’s Republic of China (the “PRC”).

SFHG is a holding company incorporated on January 20, 2022 under the Cayman Island law. We have no substantial operations other than holding all of the outstanding share capital of New Achiever Ventures Limited (“New Achiever”) which was incorporated in the British Virgin Islands (“BVI”) under the BVI law on January 13, 2022. New Achiever is also a holding company holding of all the equity interest of Samfine Creation Limited (“Samfine HK”), a Hong Kong Company incorporated on March 12, 1997, which is a commercial printing services provider. Samfine Printing (Shenzhen) Co., Limited (“Samfine SZ”) incorporated in the PRC on February 5, 1993, which is wholly owned by Samfine HK, is principally engaged in the provision of commercial printing services. Shenzhen Samfine Cloud Printing Technology Limited (“Samfine SZ Technology”) incorporated in the PRC on April 21, 2021, which is a wholly owned subsidiary of Samfine SZ, is principally engaged in printing and trading of personalized printing products.

The consolidated financial statements as of December 31, 2025 of the Company include the following entities:

Name	Background	% of Ownership
SFHG or the Company	— Incorporated in Cayman Island — Incorporated on January 20, 2022 — Holding company — Investment holding	Parent

New Achiever	— Incorporated in BVI — Incorporated on January 13, 2022 — Intermediate holding company — Investment holding	100% owned by SFHG

Samfine HK	— Incorporated in Hong Kong — Incorporated on March 12, 1997 — Provision of commercial printing services	100% owned by New Achiever

Samfine SZ	— Incorporated in PRC — Established on February 5, 1993 — Provision of commercial printing services	100% owned by Samfine HK

Samfine SZ Technology	— Incorporated in PRC — Incorporated on April 21, 2021 — Printing and trading of personalized printing products	100% owned by Samfine SZ

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

Use of estimates and assumptions

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates relate to impairment of long-lived assets, impairment of obsolete inventories, allowance for expected credit losses against financial assets, investment in life insurance contract and allowance for deferred tax assets. Actual results could vary from the estimates and assumptions that were used.

SAMFINE CREATION HOLDINGS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (cont.)

Functional currency and foreign currency translation

We uses Hong Kong dollars (“HK$”) as our reporting currency. The functional currency of the Company and its subsidiaries incorporated in the Cayman Islands and BVI is United States dollars (“US$”). The functional currency of its Hong Kong subsidiary is HK$, and the functional currency of its PRC subsidiaries is the Renminbi (the “RMB”). The determination of the respective functional currency is based on the criteria of Accounting Standards Codification (“ASC”) 830, Foreign Currency Matters.

Transactions denominated in currencies other than functional currency are translated into functional currency at the exchange rates quoted by authoritative banks prevailing at the dates of the transactions. Exchange gains and losses resulting from those foreign currency transactions denominated in a currency other than the functional currency are recorded as other income (expenses), net in the consolidated statements of operations and comprehensive income (loss).

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

Convenience translation

Translations of amounts in the consolidated balance sheets, consolidated statements of operations and comprehensive income (loss) and consolidated statements of cash flows from HK$ into US$ as of and for the year ended December 31, 2025 are solely for the convenience of the reader and were calculated at the noon buying rate of US$1 = HK$7.7833, as published in H.10 statistical release of the United States Federal Reserve Board on December 31, 2025. No representation is made that the HK$ amounts could have been, or could be, converted, realized or settled into US$ at such rate or at any other rate.

Cash and cash equivalents

We consider all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The management believes that we are not exposed to any significant credit risk on its cash and cash equivalents.

Restricted cash

Cash and time deposits that are restricted as to withdrawal for use or pledged as security is reported separately as restricted cash. Our restricted cash primarily represents deposits pledged to banks to secure our bills repayable which have a maximum length of six months.

Accounts receivable and allowance for expected credit losses

Accounts receivable represents amounts invoiced and revenue recognized prior to invoicing when we have satisfied its performance obligation and has the unconditional right to payment, which are recorded net of allowance for expected credit losses on such receivables. The credit term is negotiable with different customers which is generally within 90 days after delivery of products are completed.

SAMFINE CREATION HOLDINGS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (cont.)

The expected credit losses charged are classified as “General and administrative expenses” in the consolidated statements of operations and comprehensive income (loss). In determining the amount of expected credit losses, we consider historical collectability based on past due status, age of the accounts receivable balances, credit quality of the customers based on ongoing credit evaluations, as well as reasonable and supportable forecasts of future losses. Accounts receivable are written off after all collection efforts have ceased. As of December 31, 2024 and 2025, the allowance for expected credit losses for accounts receivable amounted to HK$491,148 and HK$597,128 (approximately US$76,719), respectively. For the years ended December 31, 2023, 2024 and 2025, the recognized allowance for (reversal of allowance for) expected credit losses on accounts receivable were HK$4,917,798, HK$(321,976) and HK$99,834 (approximately US$13,598), respectively.

Prepayments

Prepayments are cash deposited or advanced to suppliers or vendors for the purchase of goods or services. This amount is refundable and bears no interest. Deposits consist of cash prepaid to service providers for advertising, promotion and consultancy services which are non-refundable and bear no interest. For any advances to suppliers determined by management that such advances will not be in receipts of inventories or refundable, we will recognize an allowance account to reserve such balances. Management reviews its advances to suppliers on a regular basis to determine if the allowance is adequate, and adjusts the allowance when necessary.

Investment in life insurance contract, net

We invest in corporate-owned life insurance policy. We account for the purchase of life insurance policy in accordance with ASC 325-30, Investment in Insurance Contracts, which requires us to use either the investment method or the fair value method. The election is made on an instrument-by-instrument basis and is irrevocable. We have elected to account for all of its life insurance contract using the investment method.

Under the investment method, we recognize the initial investment at the transaction price plus all initial direct external costs. Continuing costs (payments of policy premiums and direct external costs, if any) necessary to keep the policy in force are capitalized. Investment income is deferred until the death of the insured. At that time we recognize in net income (or other applicable performance indicator) the difference between the carrying amount of the investment and the policy proceeds. We are required to test the investment for impairment upon the availability of new or updated information that indicates that, upon the death of the insured, the expected proceeds from the insurance policy may not be sufficient for the investor to recover the carrying amount of the investment plus anticipated gross future premiums (undiscounted for the time value of money) and capitalizable external direct costs, if any. Indicators to be considered include, but are not limited to a change in the life expectancy of the insured and a change in the credit standing of the insurer. As a result of performing an impairment test, if the undiscounted expected cash inflows (the expected proceeds from the policy) are less than the carrying amount of the investment plus the undiscounted anticipated gross future premiums and capitalizable external direct costs, an impairment loss is recognized.

Inventories, net

Inventories, which are primarily comprised of raw materials, work-in-progress and finished goods for sale, are stated at the lower of cost or net realizable value, using the weighted average method. We evaluate the need for impairment associated with obsolete, slow-moving and non-saleable inventory by reviewing net realizable values on a periodic basis but at least annually. Only defective products are eligible for return to our materials suppliers. During the years ended December 31, 2023, 2024 and 2025, there are HK$267,847, HK$20,716 and Nil (Nil) of impairment for obsolete inventories.

SAMFINE CREATION HOLDINGS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (cont.)

Deferred offering costs

We follow the requirements of the FASB ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering”. Deferred offering costs consist of underwriting, legal and other expenses incurred through the balance sheet date that are directly related to the IPO. Deferred offering costs will be charged to shareholders’ equity netted against the proceeds upon the completion of the IPO. Should the IPO prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations. As of December 31, 2024, all deferred offering costs were charged against the gross proceeds upon the completion of IPO on October 16, 2024.

Plant and equipment, net

Plant and equipment are stated at cost less accumulated depreciation and any impairment losses. Major renewals, betterments, and improvements are capitalized to the asset accounts while replacements, maintenance, and repairs, which do not improve or extend the lives of the respective assets, are expensed to the statements of operations and comprehensive income (loss). At the time plant and equipment are retired or otherwise disposed of, the asset and related accumulated depreciation accounts are relieved of the applicable amounts. Gains or losses from retirements or sales are credited or charged to operations. We maintain a salvage value of 10% for all plant and equipment.

We depreciate plant and equipment using the straight-line method as follows:

Estimated Useful Life
Plant machineries	5 years to 10 years
Motor Vehicles	5 years
Office equipment	3 years to 5 years

Intangible assets, net

Intangible assets consist of a computer software acquired by us and a self-developed patent capitalized costs.

The computer software was acquired from a third party. Purchased intangible assets are initially recognized and measured at cost upon acquisition.

For the self-developed patent, we capitalize costs related to the development of new patent for use in our service offerings. These costs are capitalized from the point of time that technological feasibility has been established, as evidenced by a working model or detailed working program design to the point of time that the patent is available to use and we can generate economic benefits.

Intangible assets are stated at cost less accumulated amortization and impairment losses, if any. Intangible assets that have determinable lives are amortized over their estimated useful lives based upon the usage of the asset, which is approximated using a straight-line method as follows:

Estimated Useful Life
Computer software	3 years to 5 years
Patent	10 years

Impairment for long-lived assets

Long-lived assets, representing plant and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. We assess the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, we would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of December 31, 2024 and 2025, no impairment of long-lived assets was recognized.

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

Financial assets and liabilities of the Company primarily consist of cash and cash equivalents, restricted cash, accounts receivable, prepayments and other current assets, amounts due to related parties, accounts and bills payables, accruals and other payables. As of December 31, 2024 and 2025, the carrying values of these financial assets and liabilities approximate their fair values due to the short-term nature.

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

Leases

We utilize ASC 842 to account for leases for all periods presented. ASC 842 supersedes the lease requirements in ASC 840 “Leases”, and generally requires lessees to recognize operating and finance lease liabilities and corresponding right-of-use (“ROU”) assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements.

Operating lease

Operating lease ROU assets represent the rights to use underlying assets for the lease terms and lease liabilities represent the obligation to make lease payments arising from the leases. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term, reduced by lease incentives received, plus any initial direct costs, using the discount rate for the lease at the commencement date. If the implicit rate in lease is not readily determinable for our operating leases, we generally use the incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. We elected not to separate non-lease components from lease components, and therefore, it will account for lease component and the non-lease components as a single lease component when there is, and only one vendor in the lease contract for the office leases. Lease payments are fixed.

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

SAMFINE CREATION HOLDINGS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (cont.)

We evaluate the impairment of our operating lease ROU assets consistent with the approach applied for its other long-lived assets. We review the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. We have elected to include the carrying amount of lease liabilities in any tested asset group and include the associated lease payments in the undiscounted future pre-tax cash flows. For the years ended December 31, 2023, 2024 and 2025, we did not have any impairment loss against its operating lease ROU assets.

Banks and other borrowings

Borrowings are initially recognized at fair value, net of upfront fees incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in statements of operations and comprehensive income (loss) over the period of the borrowings using the effective interest method.

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

Parties, which can be a corporation or individual, are considered to be related if we have the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

The details of related party transaction during the years ended December 31, 2023, 2024 and 2025 and balances as of December 31, 2024 and 2025 are set out in the note 14.

Revenue recognition

We adopted ASC Topic 606, Revenue from Contracts with Customers, and all subsequent ASUs that modified ASC 606 on April 1, 2017 using the full retrospective method which requires us to present the financial statements for all periods as if Topic 606 had been applied to all prior periods. We derive revenue principally from provision of commercial printing services. Revenue from contracts with customers is recognized using the following five steps:

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

We elected to apply the practical expedient to recognize the incremental costs of obtaining a contract as an expense if the amortization period of the asset would have been one year or less.

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

Selling and marketing expenses

Selling and marketing expenses primarily consist of staff cost, transportation costs, customs expense, commission, rental expense, advertising expense and other expenses related to our selling and marketing activities. During the years ended December 31, 2023, 2024 and 2025, we incurred shipping and handling costs which is characterized as transportation costs and customs expense totaling HK$3,898,116, HK$5,354,798 and HK$5,572,390 (approximately US$715,942), respectively.

General and administrative expenses

General and administrative expenses consist primarily of staff costs, including salaries and related social insurance costs for our operations and support personnel, office rental and property management fees, repair and maintenance expenses, depreciation, professional services fees, bank charge, utilities, entertainment expense, office expense, low value consumables, motor vehicle expense and expenses related to general operations as well as research and development costs in connection with the technology development for the commercial printing services. Research and development expenses are charged to expense as incurred and have no alternative future uses in accordance with ASC 730, “Research and Development”. During the years ended December 31, 2023, 2024 and 2025, we incurred research and development cost totaling HK$5,996,144, HK$4,537,422 and HK$6,449,820 (approximately US$828,674), respectively.

Government grants

Government grants are recognized as income in other income, net or as a reduction of specific costs and expenses for which the grants are intended to compensate. Such amounts are recognized in the consolidated statements of operations and comprehensive income (loss) upon receipt and when all conditions attached to the grants are fulfilled.

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

SAMFINE CREATION HOLDINGS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (cont.)

ASC 740-10-25 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. It also provides guidance on the recognition of income tax assets and liabilities, classification accounting for interest and penalties associated with tax positions, years open for tax examination, accounting for income taxes in interim periods and income tax disclosures. There were no material uncertain tax positions as of December 31, 2024 and 2025. As of December 31, 2025, the tax years ended January 1, 2020 through December 31, 2025 for our PRC subsidiaries remain open for statutory examination by the PRC tax authorities.

Our policy on classification of all interest and penalties related to unrecognized income tax positions, if any, is to present them as a component of income tax expense.

Value added taxes

Revenue represents the invoiced value of service, net of value added taxes (“VAT”). The VAT is based on gross sales price and VAT rates range up to 17%, depending on the type of service provided. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in input VAT. All of the VAT returns filed by our subsidiaries in the PRC have been and remain subject to examination by the tax authorities for five years from the date of filing.

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

Commitments and contingencies

In the normal course of business, we are subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. We recognize a liability for such contingency if it determines it is probable that a loss has occurred, and a reasonable estimate of the loss can be made. We may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter. There were no material commitments or contingencies as of December 31, 2024 and 2025.

Earnings (loss) per share

We compute earnings (loss) per share (“EPS”) in accordance with ASC 260, “Earnings per Share.” ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as earnings (loss) divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended December 31, 2023, 2024 and 2025, there were no dilutive shares.

Recently adopted accounting pronouncements

In November 2023, the FASB issued Accounting Standards Update (“ASU”) No. 2023-07, Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures. The purpose of the update was to improve financial reporting by requiring disclosures of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision-useful financial analyses. The amendments in this ASU are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted and requires retrospective application to all periods presented in the consolidated financial statements. The adoption of the standard did not have a material impact on our consolidated statements of operations and comprehensive income (loss), or consolidated statements of cash flows.

In December 2023, the FASB issued Accounting Standards Update (“ASU”) No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. Effective January 1, 2025, we adopted ASU 2023-09. This update enhances the transparency of income tax disclosures by requiring (i) consistent categories and greater disaggregation in the rate reconciliation table and (ii) disaggregation of income taxes paid by jurisdiction. The adoption of the standard did not have a material impact on our consolidated statements of operations, or consolidated statements of cash flows.

Recently issued accounting pronouncement

In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income (Topic 220-40): Expense Disaggregation Disclosures (“ASU 2024-03”). This update requires, among other things, more detailed disclosure about types of expenses in commonly presented expense captions such as cost of sales and selling, general, and administrative expenses, and is intended to improve the disclosures about an entity’s expenses including purchases of inventory, employee compensation, depreciation and amortization. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. We are currently evaluating the impact of this standard on its consolidated financial statements and related disclosures.

In December 2025, the FASB issued ASU 2025-12, Codification Improvements. This ASU clarifies, among other things, the calculation of diluted earnings per share (EPS) when an entity has a loss from continuing operations. The amendments are effective for annual reporting periods beginning after December 15, 2026, including interim periods within those annual periods, and may be applied prospectively or retrospectively. Early adoption is permitted on an issue-by-issue basis. We are currently evaluating the impact of this standard on its consolidated financial statements.

Except as mentioned above, we do not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on our consolidated balance sheets, statements of operations and comprehensive income (loss) and statements of cash flows.

SAMFINE CREATION HOLDINGS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3. Segment information

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with our internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the our business segments. We use the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by our chief operating decision maker (“CODM”) for making operating decisions and assessing performance as the source for determining our reportable segments. Our CEO is the CODM. Management, including the CODM, reviews operation results by the revenue and gross profit of different products or services, operating expenses and income from operations of different products and services. Based on management’s assessment, we have determined that we have only one operating segment as defined by ASC 280, because we offers commercial printing products and services by only one operational team. Moreover, we have determined that the production line for commercial printing is situated in the PRC, while the major sales operations are located in Hong Kong. Since the majority (approximately 90% of total revenue) of revenue is generated from Hong Kong, we considered that no geographical location disclosure was required.

The following table shows disaggregated revenue by major merchandise categories for the years ended December 31, 2023, 2024 and 2025, respectively:

	Years ended December 31,
	2023		2024		2025
	HK$	%	HK$	%	HK$	US$	%
Book products	63,623,667	54.3%	87,370,909	56.9%	92,934,947	11,940,301	54.7%
Novelty and packaging products	53,641,929	45.7%	66,122,156	43.1%	76,856,130	9,874,492	45.3%
	117,265,596	100.0%	153,493,065	100.0%	169,791,077	21,814,793	100.0%

The following table shows the disaggregated cost of revenue by major merchandise categories for the years ended December 31, 2023, 2024 and 2025, respectively:

	Years ended December 31,
	2023		2024		2025
	HK$	%	HK$	%	HK$	US$	%
Book products	45,400,091	52.8%	66,529,934	56.3%	74,253,675	9,540,127	55.1%
Novelty and packaging products	40,505,641	47.2%	51,636,200	43.7%	60,487,734	7,771,477	44.9%
	85,905,732	100.0%	118,166,134	100.0%	134,741,409	17,311,604	100%

The following table shows the disaggregated gross profit by major merchandise categories for the years ended December 31, 2023, 2024 and 2025, respectively:

	Years ended December 31,
	2023		2024		2025
	HK$	Gross profit %	HK$	Gross profit %	HK$	US$	Gross profit %
Book products	18,223,576	28.6%	20,840,975	23.9%	18,681,272	2,400,174	20.1%
Novelty and packaging products	13,136,288	24.5%	14,485,956	21.9%	16,368,396	2,103,015	21.3%
	31,359,864	26.7%	35,326,931	23.0%	35,049,668	4,503,189	20.6%

SAMFINE CREATION HOLDINGS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4. RESTRICTED CASH

Restricted cash was HK$14,545,723 and HK$15,023,582 (approximately US$1,930,233) as of December 31, 2024 and 2025, respectively. The restricted cash represented deposits pledged to Bank of Ningbo Co., Ltd and Bank of China to principally secure our bills payable which has a maximum length of six months.

5. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net is comprised of the following:

	As of December 31,
	2024	2025	2025
	HK$	HK$	US$
Accounts receivable
- Third parties	23,658,209	29,853,899	3,835,635
- Related parties	570,149	—	—
Total	24,228,358	29,853,899	3,835,635
Allowance for expected credit losses	(491,148)	(597,128)	(76,719)
Accounts receivable, net	23,737,210	29,256,771	3,758,916

Allowance for expected credit losses, net consists of the following:

	As of December 31,
	2024	2025	2025
	HK$	HK$	US$
Beginning balance	7,698,280	491,148	63,103
Addition	491,301	597,128	76,719
Reversal	(813,277)	(491,294)	(63,121)
Written-off	(6,874,065)	—	—
Exchange alignment	(11,091)	146	18
Ending balance	491,148	597,128	76,719

6. PREPAYMENTS AND OTHER CURRENT ASSETS, NET

Prepayments and other current assets, net consist of the following:

	As of December 31,
	2024	2025	2025
	HK$	HK$	US$
Deposits	421,157	471,078	60,524
Prepayments to suppliers	3,549,283	1,371,095	176,159
Prepaid expenses (Note 1)	28,391,667	17,279,167	2,220,031
Input VAT	2,475,923	4,100,393	526,819
Others	627,725	99,930	12,839
Total	35,465,755	23,321,663	2,996,372
Less: non-current portion	(14,191,667)	(9,804,167)	(1,259,641)
Current portion	21,274,088	13,517,496	1,736,731

Note 1: The prepaid expenses mainly represented the amount prepaid to service providers for advertising, marketing and consultancy services for promotion and business strategy of the Company for a period ranging from one to three years. The amounts paid were non-refundable and non-cancellable and will be charged to statements of operations over the service period in which the services are expected to be evenly received during the service periods.

SAMFINE CREATION HOLDINGS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7. INVESTMENT IN LIFE INSURANCE CONTRACT, NET

Investment in life insurance contract, net consists of the following:

	As of December 31,
	2024	2025	2025
	HK$	HK$	US$
Investment in life insurance contract	1,555,526	1,559,502	200,365
Allowance for expect credit loss	—	—	—
Investment in life insurance contract, net	1,555,526	1,559,502	200,365

We entered into a life insurance contract with an insurance company to insure Mr. Wing Wah Cheng, Wayne (“Mr. Cheng”), the Chief Executive Director of the Company. The Company is the owner and beneficiary of the life insurance contract. We could terminate the policy at any time and receive cash back on the cash value of the policy at the date of withdrawal, which was determined by the premium payment plus accumulated interest earned and minus the accumulated insurance policy charges and surrender charges. As of December 31, 2025, the directors of the Company considered the Group will not terminate the life insurance contract within twelve months from the end of the reporting period and the balance is therefore classified as non-current assets.

8. INVENTORIES, NET

Inventories, net is comprised of the following:

	As of December 31,
	2024	2025	2025
	HK$	HK$	US$
Raw materials	2,017,541	3,772,944	484,749
Work-in-progress	7,071,984	3,749,895	481,787
Finished goods	2,667,612	5,326,310	684,325
Total	11,757,137	12,849,149	1,650,861

During the years ended December 31, 2023, 2024 and 2025, our obsolete and slow-moving inventories amounted to HK$267,847, HK$20,716 and Nil (Nil), respectively.

9. PLANT AND EQUIPMENT, NET

Plant and equipment, net consist of the following:

	As of December 31,
	2024	2025	2025
	HK$	HK$	US$
Plant machineries	56,914,817	62,353,538	8,011,196
Motor vehicles	2,045,015	2,038,622	261,923
Office equipment	1,821,681	2,050,214	263,412
Totals	60,781,513	66,442,374	8,536,531
Less: accumulated depreciation	(38,080,729)	(39,457,565)	(5,069,517)
Plant and equipment, net	22,700,784	26,984,809	3,467,014

Depreciation expenses recognized for the years ended December 31, 2023, 2024 and 2025 were HK$3,095,572, HK$2,811,095 and HK$2,965,889 (approximately US$381,058), respectively.

SAMFINE CREATION HOLDINGS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10. INTANGIBLE ASSETS, NET

Intangible assets, net consist of the following:

	As of December 31,
	2024	2025	2025
	HK$	HK$	US$
Software	1,016,908	1,156,390	148,573
Patent	790,401	826,120	106,140
	1,807,309	1,982,510	254,713
Less: accumulated amortization	(1,132,532)	(1,331,810)	(171,111)
Intangible assets, net	674,777	650,700	83,602

Amortization expenses recognized for the years ended December 31, 2022, 2023 and 2024 were HK$821,181, HK$124,202 and HK$148,099 (approximately US$19,028), respectively.

11. ACCRUALS AND OTHER PAYABLES

Accruals and other payables consist of the following:

	As of December 31,
	2024	2025	2025
	HK$	HK$	US$
Payroll payable	2,958,302	2,634,049	338,423
Accrued expenses	630,462	1,003,369	128,913
Customer deposits	1,544,620	1,557,500	200,108
Contract liabilities	7,530,159	908,389	116,710
Other taxes payables	64,091	341,424	43,866
Others	30,670	—	—
Total	12,758,304	6,444,731	828,020

Changes in the Group’s contract liabilities as presented as follows:

	As of December 31,
	2024	2025	2025
	HK$	HK$	US$
Beginning balance	—	7,530,159	967,476
Exchange alignment	—	19,505	2,506
Addition	7,584,619	—	—
Recognized as revenue	(54,460)	(6,641,275)	(853,272)
Ending balance	7,530,159	908,389	116,710

During the years ended December 31, 2023, 2024 and 2025, revenue of HK$1,120,595, nil and $6,641,275 (approximately US$853,272), respectively, was recognized that was included in the contract liabilities balance at the beginning of the year.

SAMFINE CREATION HOLDINGS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12. BANKS AND OTHER BORROWINGS

Outstanding balances of banks and other borrowings as of December 31, 2024 and 2025 consisted of the following:

	As of December 31,
	2024	2025	2025
	HK$	HK$	US$
Bank borrowings:
Guaranteed (i)	6,661,341	26,824,847	3,446,461
Collateralized and guaranteed (ii)	10,518,204	1,105,646	142,054
	17,179,545	27,930,493	3,588,515
Other borrowing:
Collateralized and guaranteed (iii)	—	6,403,057	822,666
	17,179,545	34,333,550	4,411,181
Less: current liabilities	(13,402,782)	(23,549,661)	(3,025,665)
Non-current liabilities	3,776,763	10,783,889	1,385,516

Banks and other borrowings as at December 31, 2024 and 2025 are as follows:

		Maturity		Effective Interest	Balance as at December 31,
Lender	Type	date	Currency	rate	2024	2025	2025
					HK$	HK$	US$
Bank of Ningbo Co., Ltd(i)	Bank borrowing	11/2025	RMB	4.04%	9,453,804	—	—
Bank of China(ii)	Bank borrowing	10/2025	RMB	3.10%	532,200	—	—
Bank of China(iii)	Bank borrowing	10/2025	RMB	3.35%	532,200	—	—
Bank of China(iv)	Bank borrowing	03/2026	RMB	3.00%	—	1,112,500	142,934
Bank of China(v)	Bank borrowing	12/2026	RMB	2.60%	—	10,568,750	1,357,875
Shenzhen Rural Commercial Bank(vi)	Bank borrowing	03/2026	RMB	1.76%	—	2,113,750	271,575
Livi Bank Limited(vii)	Bank borrowing	08/2029	HK$	3.66%	—	9,274,422	1,191,579
The Bank of East Asia Limited(viii)	Bank borrowing	11/2027	HK$	6.55%	5,559,137	3,755,425	482,498
The Bank of East Asia Limited(ix)	Bank borrowing	02/2026	US$	6.72%	1,102,204	1,105,646	142,054
Ping An International Financial Leasing Co., Ltd.(x)	Other borrowing	05/2027	RMB	5.90%	—	6,403,057	822,666
					17,179,545	34,333,550	4,411,181

(i)	In 2024, Samfine SZ entered into seven term loans totaling of RMB5,465,477 (approximately US$0.75 million) for operating purposes. In 2025, Samfine SZ entered into two term loans totaling of RMB4,755,226 (approximately US$0.68 million) for operating purposes. These loans were guaranteed by Mr. and Mrs. Cheng, and pledged by the Mrs. Cheng Kwan Hung (“Mrs. Cheng”)’s property in the PRC. These loans were carrying at variable interest rate, and fully repaid prior to May 2025.
(ii)	On October 16, 2024, Samfine SZ entered into a 1-year term loan of RMB500,000 (approximately US$70,000) for operating purposes. The loan is repayable in one lump-sum payment within 1 year and is guaranteed by Mr. Cheng. The loan is carrying at variable interest rate.
(iii)	On October 30, 2024, Samfine SZ entered into a 1-year term loan of RMB500,000 (approximately US$70,000) for operating purposes. The loan is repayable in one lump-sum payment within 1 year and is guaranteed by Mr. Cheng. The loan is carrying at variable interest rate.

SAMFINE CREATION HOLDINGS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12. BANKS AND OTHER BORROWINGS (cont.)

(iv)	On February 28, 2025, Samfine SZ entered into a 1-year term loan of RMB1 million (approximately US$0.14 million) for operating purposes. The loan is repayable in one lump-sum payment within 1 year and is guaranteed by Mr. Cheng. The loan is carrying at variable interest rate.
(v)	On December 5, 2025, Samfine SZ entered into a 1-year term loan of RMB9.5 million (approximately US$1.3 million) for operating purposes. The loan is repayable in one lump-sum payment within 1 year and is guaranteed by Mr. Cheng. The loan is carrying at variable interest rate.
(vi)	On September 2, 2025, Samfine SZ entered into a half-year term loan of RMB1.9 million (approximately US$0.27 million) for operating purposes. The loan is repayable in one lump-sum payment within half year and is guaranteed by Mr. Cheng and Mrs. Cheng, the director of the Company. The loan is carrying at variable interest rate.
(vii)	On August 20, 2025, Samfine HK entered into a 4-year term loan of HK$10 million (approximately US$1.19 million) for working capital purposes carrying at variable interest rate. The loan is repayable in monthly installments over the 4-year tenor and is guaranteed by Mr. Cheng, the director of the Company. The loan is carrying at variable interest rate.
(viii)	On October 15, 2020, Samfine HK entered into a 7-year term loan of HK$12 million (approximately US$1.53 million) for working capital purposes carrying at variable interest rate. The loan is repayable in monthly installments over the 7-year tenor and is guaranteed by Mr. Cheng, the director of the Company and HKMC Insurance Limited (“HKMCI”) under SME Financing Guarantee Scheme. The loan is carrying at variable interest rate.
(ix)	On February 24, 2024, Samfine HK entered into a 1-year recurring term loan of US$142,000 (approximately HK$1.11 million) for insurance premium payment purpose. The loan is repayable in monthly installments over the 12-month tenor and is pledged by the deed of insurance assignment relating to the life insurance contract issued by FWD Life Insurance Company (Bermuda) Limited. On February 24, 2025, Samfine HK fully settled and re-entered the loan. The loan is carrying at variable interest rate.
(x)	On May 5, 2025, Samfine SZ entered into a 2-year other borrowing of RMB8.46 million (approximately US$1.08 million) with a financial institution for operating purposes. The loan is guaranteed by Mr. Cheng and Mrs. Cheng, and pledged by the Company’s machineries. The loan is repayable in monthly installments over the 2-year tenor, and is carrying at variable interest rate.

Loan type in terms of currency (Presented in HK$)	Carrying value	Within 1 year	2026	2027

in HK$	5,559,137	1,782,374	1,907,868	1,868,895
In US$	1,102,204	1,102,204	—	—
in RMB	10,518,204	10,518,204	—	—
December 31, 2024	17,179,545	13,402,782	1,907,868	1,868,895

Loan type in terms of currency (Presented in HK$)	Carrying value	Within 1 year	2027	2028	2029

in HK$	13,029,847	4,180,530	4,339,793	2,646,939	1,862,585
In US$	1,105,646	1,105,646	—	—	—
in RMB	20,198,057	18,263,485	1,934,572	—	—
December 31, 2025	34,333,550	23,549,661	6,274,365	2,646,939	1,862,585

Loan type in terms of currency (Presented in HK$)	Carrying value	Within 1 year	2027	2028	2029

in HK$	1,674,077	537,115	557,578	340,079	239,305
In US$	142,054	142,054	—	—	—
in RMB	2,595,050	2,346,496	248,554	—	—
December 31, 2025	4,411,181	3,025,665	806,132	340,079	239,305

13. OPERATING LEASE RIGHT-OF-USE ASSETS AND OPERATING LEASE LIABILITIES

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

Operating lease assets and liabilities are included in the items of operating lease ROU assets, net, operating lease liabilities, current portion, and operating lease liabilities, non-current portion on the consolidated balance sheets.

SAMFINE CREATION HOLDINGS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13. OPERATING LEASE RIGHT-OF-USE ASSETS AND OPERATING LEASE LIABILITIES (cont.)

Supplemental balance sheet information related to operating leases was as follows:

	As of December 31,
	2024	2025	2025
	HK$	HK$	US$

Operating lease right-of-use assets, net	6,960,066	25,679,797	3,299,346

Current operating lease liabilities	2,270,289	5,113,112	656,934
Non-current operating lease liabilities	4,689,777	20,566,685	2,642,412
Total operating lease liabilities	6,960,066	25,679,797	3,299,346

Operating lease expenses for the years ended December 31, 2023, 2024 and 2025 were HK$4,506,615, HK$4,677,773 and HK$5,145,080 (approximately US$661,041), respectively.

Maturities of operating lease liabilities as of December 31, 2024 and 2025 were as follows:

For the years ending December 31,	HK$	US$
2026	6,135,527	788,294
2027	5,954,189	764,995
2028	5,113,884	657,033
2029	5,266,904	676,693
2030	4,796,315	616,232
Thereafter	1,349,182	173,343
Total	28,616,001	3,676,590
Less: imputed interest	(2,936,204)	(377,244)
Present value of operating lease liabilities	25,679,797	3,299,346
Less: current portion of lease obligation	(5,113,112)	(656,934)
	20,566,685	2,642,412

Other supplemental information about our operating lease as of December 31, 2024 and 2025:

	As of December 31,
	2024	2025
Weighted average discount rate	4.4%	4.5%
Weighted average remaining lease term (years)	4.17	4.7

14. Related party balances and transactions

(a) Relationships with related parties

Name of principal related parties	Relationship with the Group
Jiamei Cultural and Creative (Shenzhen) Co., Ltd (“Jiamei”)	Entity controlled by Mrs. Cheng
Mr. Cheng	A director and the controlling shareholder of the Company
Mrs. Cheng	A director of the Company
Mr. Zheng Hongrong	A director of Samfine SZ, a subsidiary of the Company

SAMFINE CREATION HOLDINGS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14. Related party balances and transactions (cont.)

(b) Amount due from a related party consists of the following:

		As of December 31,
		2024	2025	2025
Name of the related party	Nature	HK$	HK$	US$
Jiamei	Accounts receivable	570,149	516,920	66,414
Total		570,149	516,920	66,414

Amount due from a related party is unsecured, interest-free with no specific repayment terms. The accounts receivable represented the sales of printing materials to Jiamei during the year and the balance of HK$188,169 (US$24,176) was subsequently settled as of February 28, 2026.

(c) Amounts due to related parties consists of the following:

		As of December 31,
		2024	2025	2025
Name of related parties	Nature	HK$	HK$	US$
Mr. Cheng	Commissions payable	80,000	60,000	7,709
Mr. Cheng	Fund Transfer	79,834	—	—
Mrs. Cheng	Commissions payable	50,577	40,000	5,139
Mrs. Cheng	Fund Transfer	35,774	—	—
Total		246,185	100,000	12,848

Amounts due to the related parties represented both fund transfer and commissions payable regarding the referral of customers by Mr. Cheng and Mrs. Cheng to the Company. The balances are unsecured, interest-free with no specific repayment terms.

In addition to the related party balances above and the guarantees and pledge of properties as disclosed in Notes 12 above, we have the following significant related party transactions incurred during the years ended December 31, 2023, 2024 and 2025.

	Years ended December 31,
	2023	2024	2025	2025
Name of related parties	HK$	HK$	HK$	US$
Jiamei
Sales	—	638,635	1,051,069	135,042

Mrs. Cheng
Rental expenses*	3,320,100	3,313,247	3,470,080	445,837
Commission paid	578,095	1,160,231	1,038,745	133,458

Mr. Cheng
Sales commission	191,591	286,005	255,377	32,811

*	The leased property was jointly-owned by Mrs. Cheng and Mr. Zheng Hongrong.

(a) Remuneration to senior management for the years ended December 31, 2022, 2023 and 2024 were as follows:

	Years ended December 31,
	2023	2024	2025	2025
	HK$	HK$	HK$	US$
Salaries and other short term employee benefits	2,742,146	2,976,465	4,569,035	587,031
Payments to defined contribution pension schemes	36,000	36,000	36,000	4,625
Total	2,778,146	3,012,465	4,605,035	591,656

SAMFINE CREATION HOLDINGS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15. Shareholders’ equity

Ordinary shares

For the sake of undertaking a public offering of our ordinary shares, we have performed a series of re-organizing transactions including a share split of 1-to-1.6 performed on September 5, 2023, As a result of the share split, we now have 800,000,000 authorized ordinary shares with a par value of US$0.0000625 per ordinary share and 18,000,000 ordinary shares issued and outstanding which have been retroactively restated to the beginning of the first period presented. We only have one single class of ordinary shares that are accounted for as permanent equity.

On October 16, 2024, we announced the closing of its IPO of 2,000,000 ordinary shares, US$0.0000625 par value per share (“Ordinary Shares”) at an offering price of US$4.00 per share for a total of US$8,000,000 in gross proceeds.

On October 22, 2024, the underwriters of the Company completed exercising the over-allotment of 300,000 ordinary shares of the Company with gross proceeds of US$1,200,000. Accordingly, we raised total net proceeds of approximately HK$63.9 million (US$8.2 million), which was reflected in the statement of cash flows, after deducting underwriting discounts and commissions and outstanding offering expenses upon the completion of listing and exercise of over-allotment.

During the process of IPO and over-allotment, we incurred an aggregate of approximately HK$18.6 million (US$2.4 million) for underwriting discounts and commissions and total offering expenses, among which approximately HK$10.8 million (US$1.4 million) offering expenses were paid just before successful listing and over-allotment and recognized as deferred offering costs. At the date of closing of IPO and over-allotment (i.e. October 22, 2024), the underwriting discounts and commissions and total offering expenses of approximately HK$7.8 million (US$1.0 million) were offset against the gross offering proceeds of HK$71.7 million (US$9.2 million) resulted in net amount of approximately HK$53.1 million (US$9.2 million) which was recognized in additional paid-in capital.

On May 13, 2025, we held the extraordinary general meeting to approve: (a) the issued 20,300,000 ordinary shares of par value of US$0.0000625 be re-designated and re-classified into 11,300,000 Class A ordinary shares of par value US$0.0000625 each with 1 vote per share on a one for one basis and 9,000,000 Class B ordinary shares of par value US$0.0000625 each with 20 votes per share on a one for one basis, and the remaining authorized but unissued 779,700,000 ordinary shares be re-designated and re-classified into Class A ordinary shares of par value US$0.0000625 each with 1 vote per share on a one for one basis; (b) adopt new memorandum and articles of association of the Company to reflect the adoption of a dual-class share structure, and the provision of the rights and privileges of Class A ordinary shares and Class B ordinary shares. The share re-designation is effective on May 15, 2025.

Statutory reserve

We are required to make appropriations to statutory reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. As of December 31, 2024 and 2025, the balances for statutory reserves were HK$278,740 and HK$278,740 (US$35,885), respectively.

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

As a result of the foregoing restrictions, Samfine SZ and Samfine SZ Technology are restricted in their ability to transfer their assets to the Company. Foreign exchange and other regulation in the PRC may further restrict Samfine SZ and Samfine SZ Technology from transferring funds to the Company in the form of dividends, loans and advances. As of December 31, 2024 and 2025, amounts restricted are the paid-in capital and statutory reserve of Samfine SZ and Samfine SZ Technology, which amounted to HK$15,769,965 and HK$15,629,898 (approximately US$2,008,133) in aggregate, respectively.

SAMFINE CREATION HOLDINGS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16. SELLING AND MARKETING EXPENSES

Selling and marketing expenses consist of the followings:

	Years ended December 31,
	2023	2024	2025	2025
	HK$	HK$	HK$	US$
Staff costs	3,616,336	4,134,865	4,110,994	528,181
Transportation costs	3,462,227	4,664,304	4,973,428	638,987
Custom expense	435,889	690,494	637,671	81,928
Marketing and promotion expenses	116,829	3,857,233	6,802,764	874,020
Others	185,985	590,379	1,274,897	163,800
	7,817,266	13,937,275	17,799,754	2,286,916

17. GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses consist of the followings:

	Years ended December 31,
	2023	2024	2025	2025
	HK$	HK$	HK$	US$
Staff costs	4,898,951	6,275,125	7,460,118	958,478
Rental and office expense	3,817,672	4,185,355	4,534,649	582,613
Allowance for (reversal of allowance for) expected credit loss	4,917,798	(105,737)	105,834	13,598
Impairment of obsolete inventories	267,847	20,716	—	—
Depreciation	410,039	260,753	431,142	55,393
Legal and professional fee	2,936,471	3,485,208	1,304,642	167,621
Repair and maintenance expenses	1,430,288	2,454,826	3,016,999	387,625
Research and development	5,996,144	4,537,422	6,449,820	828,674
Others	815,325	2,586,333	15,544,008	1,997,096
	25,490,535	23,700,001	38,847,212	4,991,098

18. OTHER INCOME AND OTHER GAINS (LOSSES), NET

Other income consists of the followings:

	Years ended December 31,
	2023	2024	2025	2025
	HK$	HK$	HK$	US$
Government subsidies	317,575	491,956	498,591	64,059
Sale of scrap materials	—	206,215	—	—
Others	312,971	178,482	82,926	10,654
	630,546	876,653	581,517	74,713

Other gains (losses), net consist of the followings:

	Years ended December 31,
	2023	2024	2025	2025
	HK$	HK$	HK$	US$
Exchange (losses) gains, net	(1,317,168)	1,121,688	970,032	124,630
(Loss) gain on disposal of plant and equipment	(67,423)	(189,087)	1,858,934	238,836
Donation	(142,791)	(18,425)	(20,493)	(2,633)
Others	(89,670)	(96,300)	(123,332)	(15,846)
	(1,617,052)	817,876	2,685,141	344,987

SAMFINE CREATION HOLDINGS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19. INCOME TAX BENEFITS (EXPENSE)

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

Since 2022, according to a notice jointly released by the Ministry of Finance and two other government departments, high and new technology enterprise entitled to the pre-tax deduction of 75% for research and development expenses.

Significant components of the provision for income taxes are as follows:

	Years ended December 31,
	2023	2024	2025	2025
	HK$	HK$	HK$	US$
Current:
Hong Kong	—	—	—	—
PRC	14,234	9	43,766	5,623
	14,234	9	43,766	5,623
Deferred:
Hong Kong	(908,713)	907,664	(9,712)	(1,248)
PRC	—	18,830	234,295	30,103
	(908,713)	926,494	224,583	28,855
Income tax (benefits) expense	(894,479)	926,503	268,349	34,478

SAMFINE CREATION HOLDINGS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19. INCOME TAX BENEFITS (EXPENSES) (cont.)

The following table reconciles HK statutory rates to our effective tax rate:

	Years ended December 31,
	2023	2024	2025
Income tax rate in the Cayman Islands	0.0%	0.0%	0.0%
Income tax rate in the BVI	0.0%	0.0%	0.0%
Hong Kong statutory income tax rate	16.5%	16.5%	16.5%
Tax effect of different tax rate for operation in the PRC	(0.5)%	(0.7)%	0.1%
Effect of super deduction for research and development in the PRC	5.5%	0.0%	0.0%
Temporary difference not recognized	(0.7)%	0.0%	0.0%
Income not taxable	0.3%	0.6%	0.0%
Non-deductible expenses	(0.2)%	(2.1)%	(0.2)%
Tax effect of tax losses*	0.0	(49.5)%	(17.3)%
Effect of changes in valuation allowance	0.0	(18.2)%	(0.5)%
Effective tax rate	20.9%	(53.4)%	1.4%

*	The tax losses not recognized represented by the tax loss position under Samfine Creation Holdings Group which is incorporated in Cayman Islands which is not subject to any income tax.

Deferred tax

Significant components of deferred tax liabilities were as follows:

Accelerated depreciation	HK$
As of December 31, 2024	156,926
Charged to consolidated statements of operations and comprehensive income (loss) during the year	(150,400)
As of December 31, 2025	6,526
As of December 31, 2025 (US$)	838

Significant components of deferred tax assets were as follows:

	Net operating losses	Allowance for expected credit losses	Total
	HK$	HK$	HK$
As of December 31, 2023	2,413,898	226,489	2,640,387
Recognized	315,355	—	315,355
Utilized during the year	(624,001)	(145,567)	(769,568)
Less: valuation allowance	(315,355)	—	(315,355)
As of December 31, 2024	1,789,897	80,922	1,870,819
Recognized	107,292	17,604	124,896
Utilized during the year	(392,587)	—	(392,587)
Less: valuation allowance	(107,292)	—	(107,292)
As of December 31, 2025	1,397,310	98,526	1,495,836
As of December 31, 2025 (US$)	179,527	12,658	192,185

We have provided full valuation allowance on deferred tax assets of Samfine SZ and Samfine SZ Technology because management considers there will not be sufficient taxable income for Samfine SZ and Samfine SZ Technology to utilize their deferred tax assets in the foreseeable future. While the remaining deferred tax assets are expected to be used by Samfine HK since the management considers there will be sufficient taxable income to utilize their deferred tax assets in the foreseeable future.

SAMFINE CREATION HOLDINGS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20. riskS AND UNCERTAINTIES

Credit risk

Our assets that potentially subject to a significant concentration of credit risk primarily consist of cash and accounts receivable.

We believe that there is no significant credit risk associated with cash in Hong Kong, which the cash were held by reputable financial institutions in the jurisdiction where Samfine HK and SFHG are located. The Hong Kong Deposit Protection Board pays compensation up to a limit of HK$800,000 (approximately US$102,991) if the bank with which an individual/a company hold its eligible deposit fails. As of December 31, 2025, cash balance of HK$25,095,025 (approximately US$3,224,214) was maintained at financial institutions in Hong Kong and HK$3,299,480 (approximately US$423,918) was insured by the Hong Kong Deposit Protection Board.

As of December 31, 2025, HK$20,512,840 (approximately US$2,635,494) was deposited with financial institutions located in the PRC, which were not federally insured. Accordingly, we have a concentration of credit risk related to the uninsured part of bank deposits. We have not experienced any losses in such accounts and believe it is not exposed to significant credit risk.

We have designed credit policies with an objective to minimize their exposure to credit risk. Our accounts receivable is short term in nature and the associated risk is minimal. We maintain allowance for expected credit losses as contra accounts. We conduct credit evaluations on our clients and generally do not require collateral or other security from such clients. We periodically evaluate the creditworthiness of the existing clients in determining an allowance for expected credit losses primarily based upon the age of the receivables and factors surrounding the credit risk of specific clients.

We are also exposed to risk from prepayments and other current assets. These assets are subjected to credit evaluations. An allowance, where applicable, would make for estimated unrecoverable amounts which have been determined by reference to past default experience and the current economic environment.

Customer concentration risk

For the year ended December 31, 2023, three customers accounted for approximately 32.4%, 29.1% and 24.0% of our total revenue. For the year ended December 31, 2024, three customers accounted for approximately 27.9%, 25.8% and 23.6% of our total revenue. For the year ended December 31, 2025, three customers accounted for approximately 27.2%, 27.1% and 22.1% of our total revenue.

As of December 31, 2024, three customers accounted for approximately 42.2%, 27.6% and 11.9% of the total balance of accounts receivable. As of December 31, 2025, three customers accounted for approximately 47.5%, 19.4% and 16.2% of the total balance of accounts receivable.

As of December 31, 2024, one customer accounted for approximately 98.2% of the total balance of contract liabilities. As of December 31, 2025, one customer accounted for 100.0% of the total balance of contract liabilities.

Vendor concentration risk

For the year ended December 31, 2023, one vendor accounted for approximately 12.7% of our total purchases. For the year ended December 31, 2024, one vendor accounted for approximately 18.7% of our total purchases. For the year ended December 31, 2025, no vendor accounted for over 10% of our total purchases.

As of December 31, 2024, two vendors accounted for approximately 27.3% and 11.0% of the total balance of accounts payable. As of December 31, 2025, one vendor accounted for approximately 22.1% of the total balance of accounts payable.

SAMFINE CREATION HOLDINGS GROUP LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20. riskS AND UNCERTAINTIES (cont.)

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

While our reporting currency is HK$, certain of the our revenue and costs of revenues and expenses are denominated in RMB. Certain of our assets and liabilities are denominated in RMB. As a result, we are exposed to foreign exchange risk as its revenues and results of operations may be affected by fluctuations in the exchange rate between HK$ and RMB. If RMB depreciates against HK$, the value of our RMB revenues, net income and assets as expressed in its HK$ financial statements will decline. Assets and liabilities are translated at exchange rates at the balance sheet dates while revenues and expenses are translated at the average exchange rates and equity is translated at historical exchange rates. Any resulting translation adjustments are not included in determining net income but are included in determining other comprehensive loss, a component of equity. We have not entered into any hedging transactions in an effort to reduce its exposure to foreign exchange risk.

21. COMMITMENTS AND CONTINGENCIES

Lease Commitments

We entered into certain operating leases for staff dormitory and plants in Shenzhen, Guangdong, China for the period ranging from three to six years. Our commitments for minimum lease payment under these operating leases obligations as of December 31, 2025 are listed in section “Note 13 — OPERATING LEASE RIGHT-OF-USE ASSETS AND OPERATING LEASE LIABILITIES.”

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

22. SUBSEQUENT EVENTS

We evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Based upon this review, other than as described below, we did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

Samfine Creation Holdings Group Limited (the “Company”) announces the proposed 1-for-5 share consolidation of the Class A ordinary shares (the “Class A Ordinary Share(s)”) and Class B ordinary shares (the “Class B Ordinary Share(s)”, together with the Class A Ordinary Shares, the “Ordinary Share(s)”) currently of US0.0000625 par value each (the “Share Consolidation”).

Upon the effectiveness of the Share Consolidation, every 5 issued and outstanding Ordinary Shares of a par value of US$0.0000625 each will automatically be consolidated into one issued and outstanding Ordinary Share of par value US$0.0003125 each. The number of issued and outstanding Ordinary Shares immediately before and upon effectiveness of the Share Consolidation are 20,300,000 (comprising of 11,300,000 Class A Ordinary Shares and 9,000,000 Class B Ordinary Shares) and 4,060,000 (comprising of 2,260,000 Class A Ordinary Shares and 1,800,000 Class B Ordinary Shares), respectively. Any fractional shares will be aggregated and dealt with for the benefit of the Company. The Share Consolidation affects all shareholders uniformly and will not alter any shareholder’s percentage interest in our outstanding Ordinary Shares, except for adjustments that may result from the treatment of fractional shares. The Share Consolidation were approved by our board of directors on December 17, 2025 and January 16, 2026 respectively and its shareholders on December 30, 2025. Beginning with the opening of trading on February 27, 2026, being the market effective date, the Class A Ordinary Shares will being trading on a post-Share Consolidation basis on the Nasdaq Capital Market under the same symbol “SFHG” but under a new CUSIP number of G7785M126.

SAMFINE CREATION HOLDINGS GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. dollars)

SCHEDULE I — PARENT COMPANY ONLY FINANCIAL INFORMATION

The following presents condensed financial information of Samfine Creation Holdings Group Limited.

Condensed Balance Sheet

	As at December 31,
	2024	2025	2025
	HK$	HK$	US$

Current Assets
Cash and cash equivalents	18,940,834	14,243,714	1,830,035
Prepayments	28,391,667	14,288,478	1,835,787
Amount due from shareholder	8,775	8,775	1,127
Amount due from a subsidiary	811,032	3,962,718	509,130
	48,152,308	32,503,685	4,176,079
Non-Current Assets
Interests in a subsidiary	8	8	1
Total Assets	48,152,316	32,503,693	4,176,080

Liabilities and Shareholders’ Equity
Current Liabilities
Accruals	155,240	—	—
Amount due to a subsidiary	8	—	—
Amount due to a director	79,834	—	—
Total Liabilities	235,082	—	—

COMMITMENTS AND CONTINGENCIES (Note 21)

Shareholders’ Equity
Ordinary shares: US$0.0000625 par value, 800,000,000 shares authorized as of December 31, 2023 and 2024, 18,000,000 and 20,300,000 shares issued and outstanding as of December 31, 2023 and 2024, respectively	9,889	—	—
Class A Ordinary shares: US$0.0000625 par value, 791,000,000 shares authorized, 11,300,000 shares issued and outstanding as of December 31, 2025	—	5,505	707
Class B Ordinary shares: US$0.0000625 par value, 9,000,000 shares authorized, 9,000,000 shares issued and outstanding as of December 31, 2025	—	4,384	563
Additional paid-in capital	53,156,555	53,156,555	6,829,565
Accumulated losses	(5,249,210)	(20,662,751)	(2,654,755)
Total Shareholders’ Equity	47,917,234	32,503,693	4,176,080
Total Liabilities and Shareholders’ Equity	48,152,316	32,503,693	4,176,080

SAMFINE CREATION HOLDINGS GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. dollars)

SCHEDULE I — PARENT COMPANY ONLY FINANCIAL INFORMATION (cont.)

Condensed Statement of Operations and Comprehensive Loss

	Years Ended December 31,
	2023	2024	2025	2025
	HK$	HK$	HK$	US$

REVENUE	—	—	3,600,000	462,529
OPERATING EXPENSES
Selling and marketing	—	(3,651,333)	(6,500,000)	(835,121)
General and administrative	(42,105)	(1,212,760)	(12,519,177)	(1,608,466)

LOSS FROM OPERATION	(42,105)	(4,864,093)	(15,419,177)	(1,981,058)

OTHER EXPENSES, NET
Interest income	—	22,990	30,110	3,869
Other losses, net	—	(336,005)	(24,474)	(3,146)
Total other (expenses) income, net	—	(313,015)	5,636	723
LOSS BEFORE INCOME TAX	(42,105)	(5,177,108)	(15,413,541)	(1,980,335)
INCOME TAX EXPENSE	—	—	—	—
NET LOSS	(42,105)	(5,177,108)	(15,413,541)	(1,980,335)

SAMFINE CREATION HOLDINGS GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

SCHEDULE I — PARENT ONLY FINANCIAL INFORMATION (cont.)

Condensed Statement of Cash Flows

	Years ended December 31,
	2023	2024	2025	2025
	HK$	HK$	HK$	US$
Cash flows from operating activities
Net Loss	(42,105)	(5,177,108)	(15,413,541)	(1,980,335)
Changes in operating assets and liabilities
Prepayments	—	(28,391,667)	14,103,189	1,811,981
Accruals	—	155,240	(155,240)	(19,945)
Net cash used in operating activities	(42,105)	(33,413,535)	(1,465,592)	(188,299)
Cash flows from investing activities
Advance to a subsidiary	—	(811,032)	(3,151,686)	(404,929)
Net cash used in investing activities		(811,032)	(3,151,686)	(404,929)
Cash flows from financing activities
Net proceeds from issue of ordinary shares	—	53,157,669	—	—
Repayment from a subsidiary	—	—	(8)	(1)
Advances from / (repayment to) a director	42,105	7,732	(79,834)	(10,258)
Net cash generated from financing activities	42,105	53,165,401	(79,842)	(10,259)
Net increase / (decrease) in cash and cash equivalents	—	18,940,834	(4,697,120)	(603,487)
Cash and cash equivalents at the beginning of the year	—	—	18,940,834	2,433,522
Cash and cash equivalents at the end of the year	—	18,940,834	14,243,714	1,830,035

Supplementary cash flow information
Interest received	—	22,990	30,110	3,869

(i)	Basis of presentation

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

In the condensed parent company only financial statements, the Company’s investment in New Achiever Ventures Limited is stated at cost plus equity in undistributed earnings of New Achiever Ventures Limited since the date of acquisition. The Company’s share of net loss of New Achiever Ventures Limited is included in condensed statements of comprehensive loss using the equity method. These condensed parent company only financial statements should be read in connection with the consolidated financial statements and notes thereto.

The condensed parent company only financial statements are presented as if the incorporation of the Company and its acquisition of New Achiever Ventures Limited had taken place at January 1, 2022 and throughout the period as at the date before the Group Reorganization.

SAMFINE CREATION HOLDINGS GROUP LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. dollars)

SCHEDULE I — PARENT COMPANY ONLY FINANCIAL INFORMATION (cont.)

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

The condensed parent company only financial statements have to be prepared in accordance with Rule 12-04, Schedule I of Regulation S-X if the restricted net assets of the subsidiaries of Samfine Creation Holdings Group Limited exceed 25% of the consolidated net assets of Samfine Creation Holdings Group Limited. The ability of our Chinese operating subsidiaries to pay dividends may be restricted due to the foreign exchange control policies and availability of cash balances of the Chinese operating subsidiaries. Because a significant portion of the our operations and revenue are conducted and generated in China, a significant portion of the revenue being earned and currency received are denominated in RMB. RMB is subject to the exchange control regulation in China, and, as a result, we may be unable to distribute any dividends outside of China due to PRC exchange control regulations that restrict our ability to convert RMB into US Dollars. Whilst the restricted net assets of the subsidiaries of Samfine Creation Holdings Group Limited does not exceed 25% of the consolidated net assets of Samfine Creation Holdings Group Limited, the above condensed parent company only financial information of Samfine Creation Holdings Group Limited is presented for the supplementary reference.

As of December 31, 2024 and 2025, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company, except for those which have been separately disclosed in the Consolidated Financial Statements, if any.

S-4